                                                                HEI Exhibit 13.1

Selected Financial Data
-----------------------------------------------------------------------------------------------------------------------------------
Hawaiian Electric Industries, Inc. and subsidiaries
Years ended December 31                                              1999            1998          1997         1996        1995
----------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands, except per share amounts)
Results of operations
Revenues....................................................       $1,523,290     $1,485,165   $1,460,427   $1,402,135   $1,291,644
Net income (loss)
    Continuing operations...................................       $   92,894     $   94,628   $   91,843   $   80,555   $   80,114
    Discontinued operations.................................            3,953         (9,817)      (5,401)      (1,897)      (2,621)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                   $   96,847     $   84,811   $   86,442   $   78,658   $   77,493
===================================================================================================================================
Basic earnings (loss) per common share
    Continuing operations...................................       $     2.89     $     2.96   $     2.93   $     2.66   $     2.75
    Discontinued operations.................................             0.12          (0.31)       (0.17)       (0.06)       (0.09)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                   $     3.01     $     2.65   $     2.76   $     2.60   $     2.66
===================================================================================================================================
Diluted earnings per common share...........................       $     3.00     $     2.64   $     2.75   $     2.59   $     2.65
===================================================================================================================================
Return on average common equity.............................             11.6%          10.3%        10.9%        10.5%        11.0%
===================================================================================================================================
Return on average common equity-
     continuing operations *................................             11.1%          11.5%        11.6%        10.7%        11.4%
===================================================================================================================================
Financial position **
Total assets................................................       $8,291,026     $8,199,260   $7,946,206   $5,925,496   $5,591,401
Deposit liabilities.........................................        3,491,655      3,865,736    3,916,600    2,150,370    2,223,755
Securities sold under agreements to repurchase..............          661,215        523,800      386,691      479,742      412,521
Advances from Federal Home Loan Bank........................        1,189,081        805,581      736,474      684,274      501,274
Long-term debt..............................................          977,529        899,598      794,621      802,126      750,509
HEI- and HECO-obligated preferred securities of
   trust subsidiaries.......................................          200,000        200,000      150,000            -            -
Preferred stock of subsidiaries
    Subject to mandatory redemption.........................                -         33,080       35,770       38,955       41,750
    Not subject to mandatory redemption.....................           34,406         48,406       48,293       48,293       48,293
Stockholders' equity........................................          847,586        826,972      814,681      772,852      729,603

Common stock
Book value per common share **..............................            26.31          25.75        25.54        25.05        24.51
Market price per common share
    High....................................................            40.50          42.56        41.50        39.50        39.75
    Low.....................................................            28.06          36.38        32.88        33.25        32.13
    December 31.............................................            28.88          40.25        40.88        36.13        38.75
Dividends per common share..................................             2.48           2.48         2.44         2.41         2.37
Dividend payout ratio.......................................               82%            94%          88%          93%          89%
Dividend payout ratio-continuing operations.................               86%            84%          83%          91%          86%
Market price to book value per common share **..............              110%           156%         160%         144%         158%
Price earnings ratio ***....................................             10.0x          13.6x        14.0x        13.6x        14.1x
Common shares outstanding (thousands) **....................           32,213         32,116       31,895       30,853       29,773
    Weighted-average........................................           32,188         32,014       31,375       30,310       29,187
Stockholders ****...........................................           39,970         40,793       41,430       41,773       40,436
-----------------------------------------------------------------------------------------------------------------------------------
Employees **................................................            3,262          3,722        3,672        3,327        3,376
-----------------------------------------------------------------------------------------------------------------------------------

*        Net income from continuing operations divided by average common equity.
**       At December 31.
***     Calculated using December 31 market price per common share divided by basic earnings per common share from continuing operations.
****    At December 31. Registered stockholders plus participants in the HEI
         Dividend Reinvestment and Stock Purchase Plan who are not registered stockholders. At February 16, 2000, HEI had 40,467 stockholders.

See Note 4, "Savings bank subsidiary," in the "Notes to Consolidated Financial Statements" for a discussion of American Savings Bank, F.S.B.'s acquisition of most of the Hawaii operations of Bank of America, FSB in December 1997.

See Note 17, "Discontinued operations," in the "Notes to Consolidated Financial Statements" for a discussion of the Company's former residential real estate development business and property and casualty insurance business.
--------------------------------------------------------------------------------

  Management's Discussion and Analysis of Financial Condition and Results of
  --------------------------------------------------------------------------
                                  Operations
                                  ----------

The following discussion should be read in conjunction with HEI's consolidated financial statements and accompanying notes.

                             Results of operations
                             ---------------------

Hawaiian Electric Industries, Inc. (HEI) and its subsidiaries (collectively, the Company) reported basic earnings per share from continuing operations of $2.89 in 1999, reflecting the results of the electric utility and savings bank segments, partly offset by losses in the international power and "other" segments. Basic earnings per share from continuing operations for 1999 decreased 2% from 1998 in spite of a 1.3% increase in electric utility kilowatthour (KWH) sales. The electric utilities' net income for 1999 decreased 7% from 1998 as expenses grew more than revenues and the allowance for funds used during construction (AFUDC) decreased. American Savings Bank, F.S.B. (ASB) reported 17% higher net income for 1999 reflecting a higher interest rate spread and the now fully-integrated Hawaii operations of Bank of America, FSB (BoA), which were purchased in December 1997. The international power subsidiaries reported a $1.1 million higher loss for 1999 due primarily to increased business development expenses. The "other" segment reported comparable losses for 1999 and 1998 in total.

  The Company reported basic earnings per share of $3.01 in 1999, up 14% from 1998. 1999 results included a net gain of $4.0 million for the reversal of part of a loss reserve established in 1998 for discontinued real estate operations after actual losses on real estate dispositions were less than originally estimated and certain contractual commitments were successfully renegotiated. 1998 results included a net loss of $23.6 million from the real estate operations which were discontinued in September 1998 and a net gain of $13.8 million from the settlement with three insurance carriers relating to the Company's formerly owned property and casualty insurance subsidiary.

  The Company from time to time considers various strategies designed to enhance its competitive position and to increase its ability to anticipate and adapt to changes in its businesses. These strategies may include the formation of new subsidiaries or the acquisition of existing businesses. The Company may from time to time be engaged in preliminary discussions, either internally or with third parties, regarding potential transactions. Management cannot predict whether any of these strategies or transactions will be successfully implemented.

  In December 1997, ASB completed the purchase of $0.9 billion of the Hawaii-based loans and the assumption of $1.7 billion of the Hawaii deposit liabilities of BoA. The Company also formed HEI Power Corp. (HEIPC) in 1995 to pursue independent power and integrated energy services projects in Asia and the Pacific through new wholly owned subsidiaries (collectively, the HEIPC Group). The HEIPC Group has a 20-year energy conversion agreement with the Guam Power Authority (GPA), pursuant to which two oil-fired 25 megawatt (MW) (net) units were repaired and are being operated and maintained, and now has a 75% interest in a joint venture formed to construct and operate a 200 MW (net) coal-fired power plant in Inner Mongolia, People's Republic of China, over a period of approximately 20 years. The HEIPC Group also invested in Cagayan Electric Power & Light Co., Inc. (CEPALCO) in 1998 and increased its ownership interest in 1999. On February 10, 2000, an indirect subsidiary of HEIPC signed an agreement to acquire a 50% interest in El Paso Philippines Holding Company, Inc. (EPHC). The acquisition is subject to several conditions precedent which must be met or waived before closing, and there can be no assurance that the proposed acquisition will be completed.

  Hawaii's economy has a major influence on HEI's results of operations. After eight years of flat performance, Hawaii's economy is showing signs of growth. The economy grew 2.2% in each of 1999 and 1998 after inflation. A significant factor in this growth has been an increase in tourism, Hawaii's main economic driver. Total visitor arrivals grew 1.6% in 1999 to 6.8 million, led by a 6.1% rise in westbound visitors. Although eastbound visitor counts were down overall, there were signs of a turnaround towards the end of 1999. Hotel occupancy and average room revenues also increased moderately in 1999. Another key economic sector, the construction industry, appears to have improved as indicated by a significant rise in private building permits, the stabilization of construction jobs, and the start of new private construction projects in Waikiki. Other signs of a recovering economy include growing employment and personal income, and declining unemployment rates and bankruptcy filings.

  Although there are several positive signs of recovery, Hawaii's economy remains fragile and recovery will probably be gradual. Tourism, for instance, is dependent on the health of two principal markets, California and Japan. A significant downturn in either could derail Hawaii's economic recovery. Also, the stock of many Hawaii-based companies remains depressed, which could affect business investments. And rising mortgage rates could also depress real estate transactions.

  The general consensus among Hawaii's economists, however, is that Hawaii's economy will strengthen in the year 2000 and will continue to grow steadily in the 2% range over the next few years. Factors contributing to optimism about future growth include continued expansion of the U.S. economy, recovering Asian economies, a strong yen which increases the Japanese purchasing power in Hawaii, steady growth in personal income, an improving labor situation and a boost in construction activity.

Following is a general discussion of HEI's consolidated results that should be read in conjunction with the segment discussions that follow.

Consolidated
------------------------------------------------------------------------------------------------------------------------------
                                                                 %                           %                             %
                                                  1999      change            1998      change            1997        change
------------------------------------------------------------------------------------------------------------------------------
(in millions, except per share amounts)
Revenues.....................................      $1,523       3             $1,485        2             $1,460           4
Operating income.............................         234       4                225        6                213          12
Income from continuing operations............      $   93      (2)            $   95        3             $   92          14
Gain (loss) from discontinued operations.....           4      NM                (10)      NM                 (6)         NM
                                                   ------                     ------                      ------
Net income...................................      $   97      14             $   85       (2)            $   86          10
                                                   ------                     ------                      ------
Basic earnings (loss) per share
   Continuing operations.....................      $ 2.89      (2)            $ 2.96        1             $ 2.93          10
   Discontinued operations...................        0.12      NM              (0.31)      NM              (0.17)         NM
                                                   ------                     ------                      ------
                                                   $ 3.01      14             $ 2.65       (4)            $ 2.76           6
                                                   ------                     ------                      ------
Weighted-average number of common shares
 outstanding.................................        32.2       1               32.0        2               31.4           4

Dividend payout ratio........................          82%                        94%                         88%
Dividend payout ratio -
   continuing operations.....................          86%                        84%                         83%

NM  Not meaningful.

 .    The 14% increase in 1999 net income over 1998 was due primarily to the discontinued real estate operations. In 1999, actual losses on real estate dispositions were less than originally estimated and certain contractual commitments were successfully renegotiated. Thus, in 1999, the Company reversed a part of the loss reserve established in 1998 for the discontinued real estate operations. The decrease in 1999 income from continuing operations from 1998 was primarily due to a 7% decrease in the electric utilities' net income and a 26% increase in the international power subsidiaries' net loss, partly offset by a 17% increase in ASB's net income.

 .    The decrease in 1998 net income from 1997 was due to the loss from the discontinued real estate operations, partly offset by the settlement received from director and officer liability insurance carriers. The increase in 1998 income from continuing operations over 1997 was primarily due to a 15% increase in ASB's net income and a 3% increase in the electric utilities' net income, partly offset by the higher net loss from the international power and "other" segments.

 .    The increase in 1997 net income over 1996 was due to a 76% increase in
ASB's net income, primarily due to the one-time 1996 assessment by the Federal Deposit Insurance Corporation (FDIC) which led to lower FDIC insurance premiums in 1997, and a decrease in the net loss from the international power and "other" segments, partly offset by a 4% decrease in the net income of the electric utility segment.

 .    Shareholder dividends are declared and paid quarterly by HEI at the discretion of HEI's Board of Directors. HEI's Board maintained the 1999 annual dividends per common share at $2.48. The annual dividend per common share was $2.48 in 1998 and $2.44 in 1997.

 .    HEI and its predecessor company, Hawaiian Electric Company, Inc. (HECO), have paid dividends continuously since 1901. On January 25, 2000, HEI's Board maintained the quarterly dividend of $0.62 per common share because the Board's objective of reducing HEI's dividend payout ratio through earnings growth had not yet been achieved. However, HEI is beginning to see the results of two of its growth strategies--the acquisition of BoA's Hawaii operations and the pursuit of independent power and integrated energy services projects in Asia and the Pacific. When the Board considers its dividend policy in 2001, it will further evaluate the results of these strategies.

     At the indicated annual dividend rate of $2.48 per share and the closing share price on February 16, 2000 of $29.13, HEI's dividend yield was 8.5%.

Following is a general discussion of revenues, expenses and operating income or loss by business segment. Segment information is also shown in Note 2 in the "Notes to Consolidated Financial Statements."

Electric utility
----------------------------------------------------------------------------------------------------------------------------
                                                                   %                           %                          %
                                                 1999         change         1998         change         1997        change
----------------------------------------------------------------------------------------------------------------------------
(in millions, except per barrel amounts and number of employees)
Revenues /1/................................      $1,055        4             $1,016        (8)           $1,108       2
Expenses
 Fuel oil...................................         217       11                196       (24)              257       3
 Purchased power............................         276        -                274        (6)              293       2
 Other......................................         387        5                369        (5)              386       4
Operating income............................         175       (2)               177         3               172      (1)
Allowance for funds used
      during construction...................           7      (58)                16        (6)               17      (3)
Net income..................................          75       (7)                81         3                78      (4)
Return on average common equity.............         9.4%                       10.4%                       10.3%
Average price per barrel of fuel oil /1/....      $20.46        7             $19.14       (24)           $25.19       5
Kilowatthour sales..........................       8,985        1              8,870        (1)            8,963       -
Number of employees (at December 31)........       1,975       (2)             2,020        (4)            2,115      (2)

/1/ The rate schedules of the electric utilities contain energy cost adjustment clauses through which changes in fuel oil prices and certain components of purchased energy costs are passed on to customers.

 . In 1999, the electric utilities' revenues increased by 4%, or $39 million, from 1998. Of this $39 million increase, $21 million was due to higher fuel oil prices, $12 million was due to a 1.3% increase in KWH sales of electricity and the remainder was due primarily to higher rates at Maui Electric Company, Limited (MECO). The increase in KWH sales was primarily due to an increase in the number of customers and the slight improvement in Hawaii's economy, partly offset by cooler temperatures which result in lower residential and commercial air conditioning usage. In spite of the higher KWH sales, operating income for 1999 decreased 2% compared to 1998 due to higher expenses. Fuel oil expense increased 11% due primarily to higher fuel oil prices and more KWHs generated. The 5% increase in other expenses was due to a 4% increase in other operation and maintenance expenses, a 4% increase in taxes, other than income taxes, resulting from increased revenues, and a 9% increase in depreciation expense as a result of plant additions. Other operation and maintenance expenses in 1999 increased primarily due to more generating unit overhaul work and more transmission and distribution maintenance work, partly offset by lower employee benefit costs, including lower pension and other postretirement benefit expenses. AFUDC for 1999 was significantly lower than 1998 due to a lower base on which AFUDC is calculated, including the termination of AFUDC related to the expansion of the Keahole power plant (see "HELCO power situation" in Note 3 of the "Notes to Consolidated Financial Statements").

 . In 1998, the electric utilities' revenues decreased from 1997 by 8%, or $92 million due to lower fuel oil prices ($82 million) and a 1.0% decrease in KWH sales of electricity ($10 million). The decrease in KWH sales was partly due to Hawaii's slow economy and partly due to cooler temperatures, which result in lower residential and commercial air conditioning usage. The combined 14% decrease in fuel oil and purchased power expenses is primarily due to lower fuel oil prices, fewer KWHs purchased and better generating unit efficiency. The 5% decrease in other expenses was due to a 6% decrease in other operation and maintenance expenses and an 8% decrease in taxes, other than income taxes, resulting from decreased revenues. The decreases were partly offset by a 4% increase in depreciation expense as a result of plant additions. Other operation and maintenance expenses in 1998 decreased primarily due to lower employee benefit costs, including lower pension costs and negotiated bargaining unit benefit changes, less generating unit overhaul and corrective maintenance work, and other cost containment and productivity improvement efforts. Throughout 1998, salaries and wages were frozen. In spite of the lower KWH sales, operating income for 1998 increased 3% compared to 1997 due to the lower expenses.

 . In 1997, the electric utilities' revenues increased 2% over 1996, primarily due to higher fuel oil prices; the recovery of integrated resource planning related costs (including demand-side management (DSM) program costs, lost margins and shareholder incentives related to the DSM programs) and higher rates. The increases were partly offset by a 0.3% decrease in KWH sales of electricity, partly due to cooler weather and Hawaii's slow economy. Fuel oil and purchased power expenses increased 2% primarily due to higher fuel oil prices. The 4% increase in other expenses was due to a 4% increase in other operation expenses, a 12% increase in depreciation expense as a result of plant additions and a 3% increase in taxes, other than income taxes, resulting from increased revenues. Other operation expenses in 1997 increased primarily due to higher integrated resource planning related costs (including DSM program costs). Operating income for 1997 decreased 1% compared to 1996 due to the lower KWH sales and increased expenses, partly offset by the effects of rate increases and DSM program related shareholder incentives.

Competition
The electric utility industry is becoming increasingly competitive. Independent power producers are well established in Hawaii and continue to actively pursue new projects. Customer self-generation, with or without cogeneration, has made inroads in Hawaii and is a continuing competitive factor. Competition in the generation sector in Hawaii is moderated, however, by the scarcity of generation sites, various permitting processes and lack of interconnections to other electric utilities. HECO and its subsidiaries have been able to compete successfully by offering customers economic alternatives that, among other things, employ energy efficient electrotechnologies such as the heat pump water heater.

  Legislation has been introduced in Congress to facilitate competition in the electric utility industry. The bills generally respect the state's right to implement retail wheeling and in one case has exempted Hawaii and Alaska due to their lack of interties. The proposed "Comprehensive Electricity Competition Act," submitted to Congress in May 1999, includes a provision that would allow states to "opt out" of the proposed retail competition deadline of January 1, 2003.

  On December 30, 1996, the Public Utilities Commission of the State of Hawaii
(PUC) instituted a proceeding to identify and examine the issues surrounding electric competition and to determine the impact of competition on the electric utility infrastructure in Hawaii. See "Competition proceeding," in Note 3 of the "Notes to Consolidated Financial Statements."

Regulation of electric utility rates
The PUC has broad discretion in its regulation of the rates charged by HEI's electric utility subsidiaries and in other matters. Any adverse decision and order (D&O) by the PUC concerning the level or method of determining electric utility rates, the authorized returns on equity or other matters, or any prolonged delay in rendering a D&O in a rate or other proceeding, could have a material adverse effect on the Company's financial condition and results of operations. Upon a showing of probable entitlement, the PUC is required to issue an interim D&O in a rate case within 10 months from the date of filing a completed application if the evidentiary hearing is completed (subject to extension for 30 days if the evidentiary hearing is not completed). There is no time limit for rendering a final D&O. Interim rate increases are subject to refund with interest, pending the final outcome of the case. Management cannot predict with certainty when D&Os in pending or future rate cases will be rendered or the amount of any interim or final rate increase that may be granted.

Recent rate requests
HEI's electric utility subsidiaries initiate PUC proceedings from time to time to request electric rate increases to cover rising operating costs, the cost of purchased power and the cost of plant and equipment, including the cost of new capital projects to maintain and improve service reliability. As of February 16, 2000, the return on average common equity (ROACE) found by the PUC to be reasonable in the most recent final rate decision for each utility was 11.4% for HECO (D&O issued on December 11, 1995 and based on a 1995 test year), 11.65% for Hawaii Electric Light Company, Inc. (HELCO) (D&O issued on April 2, 1997 and based on a 1996 test year) and 10.94% for MECO (amended D&O issued on April 6, 1999 and based on a 1999 test year). For 1999, the actual simple average ROACE (calculated under the rate-making method and reported to the PUC) for HECO, HELCO and MECO were 10.41%, 7.56% and 9.64%, respectively.

Hawaii Electric Light Company, Inc.  In October 1999, HELCO filed a request to
-----------------------------------
increase rates by 9.6%, or $15.5 million in annual revenues, based on a 2000 test year, primarily to recover (1) costs relating to an agreement to buy power from the 60 MW plant of Hamakua Energy Partners, L.P., formerly known as Encogen Hawaii, L.P. (Hamakua Partners) and (2) depreciation of and a return on additional investments in plant and equipment since the last rate case, including pre-air permit facilities placed in service at the Keahole power plant. In its application, HELCO presented evidence to justify an ROACE of 13.5% for the 2000 test year.

  The timing of a future HELCO rate increase request, if any, to recover costs relating to adding CT-4 and CT-5 will depend on future circumstances. See "HELCO power situation," in Note 3 of the "Notes to Consolidated Financial Statements."

Maui Electric Company, Limited.  In January 1998, MECO filed a request to
------------------------------
increase rates, based on a 1999 test year, primarily to recover costs relating to the addition of generating unit M17 in late 1998. In November 1998, MECO revised its requested increase to 11.9%, or $16.4 million in annual revenues, based on a 12.75% ROACE. In December 1998, MECO received an interim D&O from the PUC and in April 1999, MECO received an amended final D&O from the PUC which authorized an 8.2%, or $11.3 million, increase in annual revenues, based on a 1999 test year and a 10.94% ROACE.

  In March 1999, the PUC issued a D&O denying MECO's request to include $0.8 million in its rate base for exhaust flow enhancers, which were provided as part of a settlement for a warranty claim. MECO wrote-off the $0.8 million in 1999.

  Later this year, MECO expects to file a rate increase request, based on a 2001 test year, primarily to recover costs relating to the addition of generating unit M19 in early 2001.

Energy cost adjustment clauses
The rate schedules of the electric utility subsidiaries include energy cost adjustment clauses under which electric rates are adjusted for changes in the weighted-average price paid for fuel oil and certain components of purchased power, and the relative amounts of company-generated power and purchased power. Accordingly, changes in fuel oil prices and certain components of purchased power costs are passed on to customers. In the December 30, 1997 D&Os approving HECO and its subsidiaries' fuel supply contracts, the PUC noted that, in light of the length of the fuel supply contracts and the relative stability of fuel prices, the need for the continued use of energy cost adjustment clauses will be the subject of investigation in a generic docket or in a future rate case. In MECO's and HELCO's rate increase applications based on a 1999 and 2000 test year, respectively, each company stated that it believed that its energy cost adjustment clause continues to be necessary. In the amended final D&O for MECO's 1999 test year rate increase application, MECO's energy cost adjustment clause was continued.

Accounting for the effects of certain types of regulation
In accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," the Company's financial statements reflect assets and costs of HECO and its subsidiaries based on current cost-based rate-making regulations. Management believes HECO and its subsidiaries' operations currently satisfy the SFAS No. 71 criteria. However, if events or circumstances should change so that those criteria are no longer satisfied, management believes that a material adverse effect on the Company's results of operations, financial position or liquidity may result. See Notes 1, 3 and 6 in the "Notes to Consolidated Financial Statements."

Commitments and contingencies
See "Commitments and contingencies," in Note 3 of the "Notes to Consolidated Financial Statements."

Savings bank
-----------------------------------------------------------------------------------------------------------------------------
                                                                   %                           %                           %
                                                 1999         change         1998         change          1997        change
-----------------------------------------------------------------------------------------------------------------------------
(in millions)
Revenues....................................      $  410        -             $  410       39          $     294       8
Net interest income.........................         173        6                164       45                113      11
Operating income............................          60       12                 54       20                 45      71
Net income..................................          35       17                 30       15                 26      76
Return on average common equity.............        10.2%                        9.2%                  $    11.0%/1/
Interest-earning assets
 Average balance /1/........................      $5,305        2             $5,187       40          $   3,708      11
 Weighted-average yield.....................        7.16%      (2)              7.34%      (2)              7.49%     (2)
Interest-bearing liabilities
 Average balance /1/........................      $5,212        2             $5,126       43          $   3,586      11
 Weighted-average rate......................        3.97%      (6)              4.23%      (8)              4.59%     (3)
Interest rate spread........................        3.19%       3               3.11%       7               2.90%      1

/1/ Calculated using the average month-end balances during the years.

Earnings of ASB depend primarily on net interest income, the difference between interest income earned on interest-earning assets (loans receivable, mortgage/asset-backed securities and investments) and interest expense incurred on interest-bearing liabilities (deposit liabilities and borrowings). ASB's loan volumes and yields are affected by market interest rates, competition, demand for real estate financing, availability of funds and management's responses to these factors. Other factors affecting ASB's operating results include income from servicing loans and expenses from operations.

   Deposits traditionally have been the principal source of ASB's funds for use in lending, meeting liquidity requirements and making investments. ASB also derives funds from borrowings, payments of interest and principal on outstanding loans receivable and mortgage/asset-backed securities, and other sources. In recent years, advances from the Federal Home Loan Bank (FHLB) of Seattle and securities sold under agreements to repurchase have become more significant sources of funds as the demand for deposits has decreased due in part to increased competition from money market and mutual funds. Using sources of funds with a higher cost than deposits, such as advances from the FHLB, puts downward pressure on ASB's net interest income.

   In December 1997, ASB was able to grow significantly through the acquisition of loans and other assets and the assumption of $1.7 billion of deposits and other liabilities from BoA.

 . ASB's 1999 revenues were comparable to 1998 due to a 2% higher average balance of interest-earning assets, offset by a 2% lower weighted-average yield on interest-earning assets. Net interest income in 1999 increased 6% over 1998 due to the higher volume of business and a higher interest rate spread--the difference between the weighted-average yield on interest-earning assets and the weighted-average rate on interest-bearing liabilities. The decrease in rates paid on ASB's passbook and savings accounts (reduced 50 basis points) and checking accounts (reduced 25 basis points), effective October 1, 1998, contributed to the increase in ASB's interest rate spread. Partly offsetting the higher net interest income in 1999 were higher general and administrative expenses, including higher compensation and employee benefits, higher office occupancy and equipment expenses, and an increase in the provision for loan losses. As of December 31, 1999 and 1998, ASB's allowance for loan losses were $35.3 million and $39.8 million, respectively. In 1999, management disposed of nonperforming loans at a loss, which resulted in higher charge-offs. ASB's ratio of net charge-offs to average loans outstanding was 0.66% for 1999 compared to 0.13% for 1998 and an annualized 0.13% for all U.S. thrifts for the first nine months of 1999. On the positive side, ASB's nonaccrual and renegotiated loans represented 2.3% of total loans outstanding at December 31, 1999 compared to 3.1% a year earlier. Consulting fees for 1999 decreased as 1998 fees included the costs to integrate the BoA operations (including consulting expenditures to consolidate and streamline operations). Year 2000 remediation expenses were comparable in 1999 and 1998 at approximately $2.7 million.

 . ASB's 1998 revenues increased 39% over 1997 due to a 40% higher average balance of interest-earning assets, reflecting the December 1997 BoA acquisition and a higher demand for residential lending as the relatively low interest rate environment resulted in strong refinancing activity. 1998 net interest income increased 45% over 1997 due to the higher volume of business and a higher interest rate spread. Contributing to the increase in ASB's interest rate spread was the higher spread on the earning assets and interest-bearing liabilities acquired from BoA and the decrease in rates paid on ASB's passbook, savings and checking accounts, effective October 1, 1998.

   The significant increase in operating income in 1998 reflected the full year of earnings from the acquired BoA Hawaii operations. The higher results and 9.2% ROACE for 1998, however, were not as high as expected, partly due to the effects of a flat yield curve, rising delinquencies, Year 2000 remediation expenses and the costs to integrate the BoA operations. With the slow Hawaii economy leading to higher delinquencies, ASB's allowance for loan losses increased by $10 million to $40 million in 1998. ASB's ratio of net charge-offs to average loans outstanding, however, still remained relatively low at 0.13% compared to 0.25% for all U.S. thrifts for 1998.

   Despite a 20% increase in operating income, ASB and subsidiaries' 1998 income taxes were flat compared to 1997 income taxes. In March 1998, ASB formed a subsidiary, ASB Realty Corporation, which elects to be taxed as a real estate investment trust. This reorganization reduced ASB's state income taxes by $2.5 million in 1998 and $2.8 million in 1999. Although the State of Hawaii has indicated in a tax information release that it may challenge the tax treatment of this reorganization, ASB believes that its tax position is proper.

 . ASB's 1997 revenues increased 8% over 1996 due to an 11% higher average balance of interest-earning assets, partly offset by lower yields. 1997 net interest income increased 11% over 1996 due to a slightly higher net average balance of interest-earning assets and a slightly higher interest rate spread. One of the primary factors contributing to the increase in ASB's interest rate spread was the decrease in rates paid on ASB's deposits commencing in November 1996. Excluding the effects of the 1997 acquisition expenses ($2.4 million after tax) and the one-time 1996 FDIC assessment ($8.3 million after tax), operating and net income were up 22% and 23%, respectively, compared to 1996 due to higher net interest income and lower deposit insurance premiums, partly offset by higher employee expenses.

   Loans receivable increased a net 52% in 1997, primarily due to the purchase of Hawaii-based BoA loans. However, higher unemployment and other factors contributed to increased loan delinquencies. Taking into account the BoA acquisition, in 1997 ASB's allowance for loan losses increased by $11 million to $30 million. ASB's ratio of net charge-offs to average loans outstanding, however, remained relatively low at 0.12% compared to 0.29% for all U.S. thrifts for 1997.

International Power
------------------------------------------------------------------------------------------------------------------------
                                                                 %                          %                         %
                                                  1999      change         1998        change         1997       change
------------------------------------------------------------------------------------------------------------------------
(in millions)
Revenues....................................      $  4        (6)           $  5         58            $  3        767
Operating loss..............................        (5)      (50)             (3)       (59)             (2)        22

HEIPC was formed in March 1995 and its subsidiaries have been and will be formed from time to time to pursue independent power and integrated energy services projects in Asia and the Pacific. The HEIPC Group had consolidated operating losses of $4.7 million in 1999, $3.2 million in 1998 and $2.0 million in 1997. The increase in the 1999 operating loss was due to increased business development expenses and a unit mechanical failure in Guam, partly offset by 1999 dividends from an investment in the Philippines. The increase in the 1998 operating loss was due to increased China business development expenses, partly offset by operating income from the Guam project. The decrease in operating loss for 1997 was due to operating income from the Guam project.

  In September 1996, HEI Power Corp. Guam (HPG), entered into an energy conversion agreement for approximately 20 years with the GPA, pursuant to which HPG has repaired and is operating and maintaining two oil-fired 25 MW (net) units at Tanguisson, Guam. HPG's total cost to repair the two units was $15 million. In 1999, a mechanical failure of one of the units resulted in additional expenses and lost revenues for HPG of approximately $1 million. HPG may be able to recover some or all of this amount from various parties, including an insurance carrier. The unit has been fully operational since September 1999.

  The GPA project site is contaminated with oil from spills occurring prior to HPG's assuming operational control. HPG has agreed to manage the operation and maintenance of GPA's waste oil recovery system at the project site consistent with GPA's oil recovery plan as approved by the U.S. Environmental Protection Agency. GPA, however, has agreed to indemnify and hold HPG harmless from any pre-existing environmental liability.

  In 1998 and 1999, the HEIPC Group acquired what is now a 75% interest in a joint venture, Baotou Tianjiao Power Co., Ltd., formed to design, construct, own, operate and manage a 200 MW (net) coal-fired power plant to be located inside Baotou Iron & Steel (Group) Co., Ltd.'s complex in Inner Mongolia, People's Republic of China. See "China project," in Note 5 of the "Notes to Consolidated Financial Statements."

  In December 1998, the HEIPC Group invested $7.6 million to acquire convertible cumulative nonparticipating 8% preferred shares in CEPALCO, an electric distribution company in the Philippines. In September 1999, the HEIPC Group also acquired 5% of the outstanding CEPALCO common stock for $2.1 million. The acquisitions were strategic moves to put the HEIPC Group in a position to participate in the anticipated privatization of the National Power Corporation and growth in the electric distribution business in the Philippines.

  The HEIPC Group has invested approximately $49 million and at December 31, 1999 was committed to invest up to an additional $86 million in foreign power projects, subject to certain conditions.

  On February 10, 2000, an indirect subsidiary of HEIPC signed an agreement to acquire a 50% interest in EPHC, which is an indirect subsidiary of El Paso Energy Corporation, for $87 million plus up to an additional $6 million of contingent payments. The acquisition is subject to several conditions precedent which must be met or waived before closing. EPHC owns approximately 91.7% of the common shares of East Asia Power Resources Corporation, a Philippines holding company primarily engaged in the electric generation business in Manila and Cebu through its direct and indirect subsidiaries, using land and barge-based generating facilities, fired by bunker fuel oil, with total installed capacity of approximately 390 MW.

  The HEIPC Group is actively pursuing other projects in Asia and the Pacific, which are subject to approval of the HEIPC and HEI Boards of Directors. The success of any project undertaken by the HEIPC Group will be dependent on many factors, including the economic, political, monetary, technological, regulatory and logistical circumstances surrounding each project and the location of the project. Due to political or regulatory actions or other circumstances, projects may be delayed or even prohibited. There is no assurance that any project undertaken by the HEIPC Group will be successfully completed or that the HEIPC Group's investment in any such project will not be lost, in whole or in part.

Other
------------------------------------------------------------------------------------------------------------------------------
                                                                 %                              %                           %
                                                 1999       change            1998         change          1997        change
------------------------------------------------------------------------------------------------------------------------------
(in millions)
Revenues....................................      $  54        (1)            $ 54          (3)            $ 56          13
Operating income (loss).....................          4        NM               (3)        (84)              (2)         75

NM  Not meaningful.

The "other" business segment includes results of operations of The Old Oahu Tug Service, Inc., formerly named Hawaiian Tug & Barge Corp. (HTB), and its formerly owned subsidiary, Young Brothers, Limited (YB), maritime freight transportation companies which were sold or shutdown in the fourth quarter of 1999; HEI Investment Corp. (HEIIC), a company primarily holding investments in leveraged leases; Pacific Energy Conservation Services, Inc., a contract services company primarily providing windfarm operational and maintenance services to an affiliated electric utility; HEI District Cooling, Inc., a company formed to develop, build, own, lease, operate and/or maintain central chilled water, cooling system facilities, and other energy related products and services; ProVision Technologies, Inc., a company formed to sell, install, operate and maintain on-site power generation equipment and auxiliary appliances in Hawaii and the Pacific Rim; HEI Properties, Inc., a company formed to hold real estate and related assets; Hawaiian Electric Industries Capital Trust I, HEI Preferred Funding, LP and Hycap Management, Inc., companies formed primarily for the purpose of effecting the issuance in 1997 of 8.36% Trust Originated Preferred Securities; HEI and HEI Diversified, Inc. (HEIDI), holding companies; and eliminations of intercompany transactions.

 . In November 1999, HTB sold YB and substantially all of its operating assets for a nominal gain. The freight transportation subsidiaries recorded operating income of $5.9 million in 1999, $5.0 million in 1998 and $2.2 million in 1997. Operating income in 1999 increased primarily due to a pension settlement and curtailment gain resulting from the transfer of active employees to a subsidiary of the purchaser of YB. Operating income in 1998 was higher than 1997 due to higher general freight revenues, resulting from increased rates and cargo moved, and lower operating expenses, resulting from lower labor related expenses and a sailing schedule modification. Operating income in 1997 was lower than 1996 due largely to a 19% increase in maintenance expenses, primarily for barges and equipment.

 . HEIIC recorded operating income of $5.1 million in 1999, $0.8 million in 1998 and $4.6 million in 1997. In 1999, HEIIC recorded $3.7 million in pretax income resulting from the elimination of a loss accrual. In 1997, HEIIC recognized $3.9 million in pretax income, its proportionate share of income from an investment in UTECH Venture Capital Corporation, which liquidated its investment in Ciena Corporation.

 . The corporate and other subsidiaries' operating loss was $7.5 million in 1999, $9.1 million in 1998 and $8.6 million in 1997. In 1999, HEI recorded $1.1 million of pretax income compared to $1.0 million of pretax expense in 1998 for outstanding stock options, reflecting the decline in HEI's stock price.

Discontinued operations
See Note 17 in the "Notes to Consolidated Financial Statements."

Environmental matters
--------------------------------------------------------------------------------
HEI and its subsidiaries are subject to environmental laws and regulations which could potentially impact the Company in material adverse respects in terms of operating existing facilities, constructing and operating new facilities and ensuring the proper cleanup and disposal of hazardous waste and toxic substances. Management believes that the recovery through rates of most, if not all, of any costs incurred by HECO and its subsidiaries in complying with these environmental requirements would be allowed by the PUC. Based on information available to the Company, management is not aware of any contingent liabilities relating to environmental matters that would have a material adverse effect on the Company.
  Also, see the HPG discussion under "International Power" above and Note 3 in the "Notes to Consolidated Financial Statements."

Year 2000 issue
--------------------------------------------------------------------------------
The Company successfully addressed Year 2000 date issues with no major disruptions of its business operations, no power outages and no major problems with vendors. The cost of initiatives undertaken primarily for Year 2000 remediation is estimated to total $10.9 million, of which $4.3 million was incurred by the electric utilities (including $0.2 million of capitalized amounts) and $5.9 million by the savings bank (including $0.5 million of capitalized amounts). No significant expenditures are anticipated for Year 2000 date issues in the future.

Effects of inflation
--------------------------------------------------------------------------------
U.S. inflation, as measured by the U.S. Consumer Price Index, averaged 2.2% in 1999, 1.6% in 1998 and 2.3% in 1997. Hawaii inflation, as measured by the Honolulu Consumer Price Index, averaged an estimated 0.5% in 1999, (0.2)% in 1998 and 0.7% in 1997. Although the rate of inflation over the past three years has been relatively low compared with the late 1970's and early 1980's, inflation continues to have an impact on HEI's operations.
  Inflation increases operating costs and the replacement cost of assets. Subsidiaries with significant physical assets, such as the electric utilities, replace assets at much higher costs and must request and obtain rate increases to maintain adequate earnings. In the past, the PUC has generally approved rate increases to cover the effects of inflation. In 1999 and 1997 the electric utilities received rate increases, in part to cover increases in construction costs and operating expenses due to inflation.

Recent accounting pronouncements
--------------------------------------------------------------------------------
See "Recent accounting pronouncements," in Note 1 of the "Notes to Consolidated Financial Statements."

                        Liquidity and capital resources
                        -------------------------------
Consolidated
--------------------------------------------------------------------------------
The Company believes that its ability to generate cash, both internally from operations and externally from debt and equity issues, is adequate to maintain sufficient liquidity to fund its construction programs and investments and to cover debt and other cash requirements in the foreseeable future.
  The Company's total assets were $8.3 billion and $8.2 billion at December 31, 1999 and 1998, respectively. Asset growth in 1999 primarily stemmed from the growth in ASB's investment and mortgage/asset-backed securities and loans. Asset growth in 1998 primarily stemmed from the growth in loans and cash at ASB and the electric utilities' capital expenditures program.
  The consolidated capital structure of HEI was as follows:

December 31                                                                   1999                     1998
--------------------------------------------------------------------------------------------------------------------
(in millions)
Short-term borrowings...........................................      $  152           7%      $  223          10%
Long-term debt..................................................         978          44          900          40
HEI- and HECO-obligated preferred securities of trust
 subsidiaries...................................................         200           9          200           9
Preferred stock of subsidiaries.................................          34           2           81           4
Minority interests..............................................           1           -            4           -
Common stock equity.............................................         848          38          827          37
--------------------------------------------------------------------------------------------------------------------
                                                                      $2,213         100%      $2,235         100%
====================================================================================================================

ASB's deposit liabilities, securities sold under agreements to repurchase and advances from the FHLB of Seattle are not included in the table above.
  As of February 16, 2000, the Standard & Poor's (S&P) and Moody's Investors Service's (Moody's) ratings of HEI's and HECO's securities were as follows:

                                                                            S&P       Moody's
------------------------------------------------------------------------------------------------
HEI
---
Commercial paper.......................................................     A-2       P-2
Medium-term notes......................................................     BBB       Baa2
HEI-obligated preferred securities of trust subsidiary.................     BB+       baa3

HECO
----
Commercial paper.......................................................     A-2       P-2
Revenue bonds (insured)................................................     AAA       Aaa
Revenue bonds (noninsured).............................................     BBB+      Baa1
HECO-obligated preferred securities of trust subsidiaries..............     BBB-      baa1
Cumulative preferred stock (selected series)...........................     nr        baa2

nr  Not rated.

The above ratings are not recommendations to buy, sell or hold any securities; such ratings may be subject to revision or withdrawal at any time by the rating agencies; and each rating should be evaluated independently of any other rating.

Neither HEI nor HECO management can predict with certainty future rating agency actions or their effects on the future cost of capital to HEI or HECO.
  Operating activities provided net cash of $209 million in 1999, $225 million in 1998 and $152 million in 1997. Investing activities used net cash of $428 million in 1999, $233 million in 1998 and $208 million in 1997. In 1999, net cash used for investing activities consisted primarily of the purchase of mortgage/asset-backed and investment securities and the origination of loans (net of repayments) and capital expenditures, partly offset by the proceeds from the sale of HTB assets (including the stock of YB). Financing activities provided net cash of $2 million in 1999, $161 million in 1998 and $214 million in 1997. In 1999, cash from financing activities was provided by the net increases in certain liabilities (advances from the FHLB of Seattle, securities sold under agreements to repurchase and long-term debt), mostly offset by net decreases in deposit liabilities and short-term borrowings, the redemption of certain series of the electric utilities subsidiaries' preferred stock and the payment of common stock dividends and trust preferred securities distributions.
  A portion of the net assets of HECO and ASB is not available for transfer to HEI in the form of dividends, loans or advances without regulatory approval. However, such restrictions are expected to not significantly affect the operations of HEI, its ability to pay dividends on its common stock or its ability to meet its cash obligations. See Note 15 in the "Notes to Consolidated Financial Statements."
  Total HEI consolidated financing requirements for 2000 through 2004, including net capital expenditures (which exclude the allowance for funds used during construction and capital expenditures funded by third-party cash contributions in aid of construction), long-term debt retirements (excluding repayments of advances from the FHLB of Seattle and securities sold under agreements to repurchase) and preferred stock retirements, are estimated to total $1.2 billion. Of this amount, approximately $0.8 billion is for net capital expenditures (mostly relating to the electric utilities' net capital expenditures described below). HEI's consolidated internal sources, after the payment of HEI dividends, are expected to provide approximately 66% of the consolidated financing requirements, with debt and equity financing providing the remaining requirements. Additional debt and equity financing may be required to fund activities not included in the 2000 through 2004 forecast, such as the development of additional independent power projects by the HEIPC Group in Asia and the Pacific, or to fund changes in requirements, such as increases in the amount of or an acceleration of capital expenditures of the electric utilities.

Following is a discussion of the liquidity and capital resources of HEI's largest segments.

Electric utility
--------------------------------------------------------------------------------
HECO's consolidated capital structure was as follows:

December 31                                                              1999                     1998
---------------------------------------------------------------------------------------------------------------
(in millions)
Short-term borrowings from nonaffiliates and affiliate......      $  107        6%        $  139          8%
Long-term debt..............................................         646       38            622         36
HECO-obligated preferred securities of trust subsidiaries...         100        6            100          6
Preferred stock
 Subject to mandatory redemption............................           -        -             33          2
 Not subject to mandatory redemption........................          34        2             48          3
Common stock equity.........................................         806       48            787         45
---------------------------------------------------------------------------------------------------------------
                                                                  $1,693      100%        $1,729        100%
===============================================================================================================

In 1999, the electric utilities' investing activities used $91 million in cash, primarily for capital expenditures. Financing activities used net cash of $120 million, including $65 million for the payment of common and preferred stock dividends and preferred securities distributions, $47 million for preferred stock redemptions and $32 million for the net repayment of short-term borrowings, partially offset by a $24 million net increase in long-term debt. Operating activities provided $159 million toward capital expenditures, preferred stock redemptions and other cash requirements.
  The electric utilities' consolidated financing requirements for 2000 through 2004, including net capital expenditures and long-term debt and preferred stock retirements, are estimated to total $595 million. HECO's consolidated internal sources, after the payment of common stock and preferred stock dividends, are expected to provide cash in excess of the consolidated financing requirements and may also be used to repay short-term borrowings.
  As of December 31, 1999, $40 million of proceeds from previous sales by the Department of Budget and Finance of the State of Hawaii of special purpose revenue bonds issued for the benefit of HECO, HELCO and MECO remains undrawn. Also as of December 31, 1999, an additional $65 million of special purpose revenue bonds was authorized by the Hawaii Legislature for issuance for the benefit of HECO and HELCO prior to the end of 2003. HECO does not anticipate the need to issue new common equity over the five-year period. The PUC must approve issuances, if any, of long-term securities by HECO, HELCO and MECO.
  Capital expenditures include the costs of projects which are required to meet expected load growth, to improve reliability and to replace and upgrade existing equipment. Net capital expenditures for the five-year period 2000 through 2004 are currently estimated to total $571 million. Approximately 70% of forecast gross capital expenditures, which includes the allowance for funds used during construction and capital expenditures funded by third-party cash contributions in aid of construction, is for transmission and distribution projects, with the remaining 30% primarily for generation projects.
  For 2000, electric utility net capital expenditures are estimated to be $140 million. Gross capital expenditures are estimated to be $161 million, including approximately $109 million for transmission and distribution projects, approximately $39 million for generation projects and approximately $13 million for general plant and other projects. Drawdowns of proceeds from previous and future sales of tax-exempt special purpose revenue bonds and the generation of funds from internal sources are expected to provide the cash needed for the net capital expenditures in 2000.

  Management periodically reviews capital expenditure estimates and the timing of construction projects. These estimates may change significantly as a result of many considerations, including changes in economic conditions, changes in forecasts of KWH sales and peak load, the availability of purchased power and changes in expectations concerning the construction and ownership of future generating units, the availability of generating sites and transmission and distribution corridors, the ability to obtain adequate and timely rate increases, escalation in construction costs, DSM programs and requirements of environmental and other regulatory and permitting authorities.
  See Note 3 in the "Notes to Consolidated Financial Statements" for a discussion of fuel and power purchase commitments.

Savings bank
-------------------------------------------------------------------------------------------------------------------
                                                                                    %                          %
December 31                                                        1999        change         1998        change
-------------------------------------------------------------------------------------------------------------------
(in millions)
Assets......................................................      $5,848          3          $5,692          3
Loans receivable, net.......................................       3,212          2           3,143          4
Mortgage/asset-backed securities............................       1,973         10           1,791         (4)
Deposit liabilities.........................................       3,492        (10)          3,866         (1)
Securities sold under agreements to repurchase..............         661         26             524         35
Advances from FHLB..........................................       1,189         48             806          9

As of December 31, 1999, ASB was the third largest financial institution in the state based on assets of $5.8 billion and deposits of $3.5 billion.
   At December 31, 1999, loans that did not accrue interest totaled $68.5 million or 2.1% of net loans outstanding, compared to $85.5 million or 2.7% at December 31, 1998. At December 31, 1999, there were 59 properties acquired in settlement of loans valued at $4.6 million, compared to 42 properties valued at $5.6 million at December 31, 1998.
  For 1999, investing activities used net cash of $363 million, primarily due to the purchase of mortgage/asset-backed and investment securities and origination of loans, net of repayments. Net cash provided by financing activities in 1999 was $127 million, due largely to net increases of $384 million in advances from FHLB and $137 million in securities sold under agreements to repurchase, partly offset by net decreases of $374 million in deposit liabilities and by $22 million in common and preferred stock dividends.
  Minimum liquidity levels are currently governed by the regulations adopted by the Office of Thrift Supervision (OTS). ASB was in compliance with OTS liquidity requirements as of December 31, 1999.
  ASB believes that a satisfactory regulatory capital position provides a basis for public confidence, affords protection to depositors, helps to ensure continued access to capital markets on favorable terms and provides a foundation for growth. As of December 31, 1999, ASB was in compliance with the OTS minimum capital requirements (ratio requirements noted in parentheses) with a tangible capital ratio of 5.7% (1.5%), a core capital ratio of 5.7% (3.0%) and a risk-based capital ratio of 11.0% (8.0%).
  FDIC regulations restrict the ability of financial institutions that are not "well-capitalized" to offer interest rates on deposits that are significantly higher than the rates offered by competing institutions. As of December 31, 1999, ASB was "well-capitalized" (ratio requirements noted in parentheses) with a leverage ratio of 5.7% (5.0%), a Tier-1 risk-based ratio of 10.1% (6.0%) and a total risk-based ratio of 11.0% (10.0%).

  The OTS adopted Thrift Bulletin 13a (TB 13a), which became effective on December 1, 1998. In addition to other guidance, TB 13a provides detailed guidelines for implementing revisions of the CAMELS rating system, published by the Federal Financial Institutions Examination Council. The publication announced revised interagency policies that, among other things, established the Sensitivity to Market Risk component rating (the "S" rating). TB 13a provides quantitative guidelines for an initial assessment of an institution's level of interest rate risk. Examiners have broad discretion in implementing those guidelines. TB 13a also provides guidelines concerning the factors examiners consider in assessing the quality of an institution's risk management systems and procedures. Management is developing and beginning to implement an action plan to improve ASB's interest rate risk position. The plan includes obtaining additional capital and making changes to improve the matching of asset and liability durations, such as lengthening the term of costing liabilities and selling a portion of ASB's long-term fixed rate loan production.
  Significant interstate banking legislation has been enacted at both the federal and state levels. Under the federal Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, a bank holding company may acquire control of a bank in any state, subject to certain restrictions. Under state law, effective June 1, 1997, a bank chartered under state law may merge with an out-of-state bank and convert all branches of both banks into branches of a single bank, subject to certain restrictions. Although the federal and state laws apply only to banks, such legislation may nonetheless affect the competitive balance among banks, thrifts and other financial institutions and the level of competition among financial institutions doing business in Hawaii.
  By law, the Financing Corporation's (FICO) assessment rate on deposits insured by the Bank Insurance Fund had to be one-fifth the rate on deposits insured by the Savings Association Insurance Fund until January 1, 2000. Currently, the FICO interest obligations for both banks and thrifts are identical, at a rate of
2.12 cents per $100 of deposits. See Note 4 in the "Notes to Consolidated Financial Statements."
  In November 1999, Congress passed the Gramm-Leach-Bliley Act (the Act). The Act repeals the Depression Era Glass-Steagall Act so that banks, insurance companies and investment firms can compete directly against each other, thereby allowing "one-stop shopping" for an array of financial services. Although the Act does further restrict the ability of a savings and loan holding company to own both a savings association and nonfinancial subsidiaries, the savings and loan holding company relationship among HEI, HEIDI and ASB is "grandfathered" under the Act so that HEI and its subsidiaries will be able to continue to engage in their current activities. It is too early to assess the net effect of the Act on ASB's competitive position. On the one hand, the availability of "one-stop shopping" for financial services might increase competitive pressures on ASB. On the other hand, the restriction on the ability to combine savings associations and nonfinancial subsidiaries under one holding company may decrease competitive pressure by reducing the incentive to create new thrifts.
  In addition to its effects upon competition, the Act might result in increased costs for ASB. For example, the Act imposes on financial institutions an obligation to protect the security and confidentiality of its customers' nonpublic personal information, and directs, among others, the FDIC and the OTS to establish "appropriate standards" to protect such information and its use. Although ASB currently has in place a policy concerning customer privacy, it is not known at this time whether the rules eventually adopted by the regulatory authorities might impose additional compliance costs on ASB.

          Quantitative and Qualitative Disclosures about Market Risk
--------------------------------------------------------------------------------
The Company's success is dependent, in part, upon ASB's ability to manage interest rate risk. The Company manages various market risks in the ordinary course of business, including credit risk, liquidity risk, commodity price risk and foreign currency exchange rate risk, and believes its exposures to these risks are not material as of December 31, 1999. Because the Company does not have a portfolio of trading assets, the Company is not exposed to market risk from trading activities. However, the Company considers interest rate risk to be a very significant market risk as it could potentially have a significant effect on the Company's financial condition and results of operations. Interest rate risk can be defined as the exposure of the Company's earnings to adverse movements in interest rates. The Company does not currently use derivatives to manage interest rate risk.
  ASB's Asset/Liability Management Committee (ALMCO) serves as the Senior Investment Group charged with the responsibility of managing interest rate risk and of carrying out the overall investment objectives and activities of ASB as approved by the ASB Board of Directors. ALMCO establishes policies that monitor and coordinate ASB's sources, uses and pricing of funds.
  ASB continues to reduce the volatility of its net interest income by managing the relationship of interest-sensitive assets to interest-sensitive liabilities. To accomplish this, management has attempted to increase the amount of variable rate assets. This has been difficult, however, in the relatively low interest rate environment.
  Residential real estate lending is and will continue to be a key component of ASB's business. Residential lending demand in Hawaii has been primarily for fixed rate products. Management has made significant purchases of adjustable-rate mortgage/asset-backed securities (MBS) to offset predominantly fixed rate loan production. ASB purchases adjustable-rate MBS with interest rates that are adjusted primarily based on changes in U.S. Treasury indices.
  ASB plans to build its portfolio of consumer and business banking loans which generally earn higher rates of interest and have maturities shorter than residential real estate loans. However, the origination of consumer and business banking loans involves risks different from those associated with originating residential real estate loans. For example, credit risk associated with consumer and business banking loans is generally higher than for mortgage loans, the sources and level of competition may be different and, compared to residential real estate lending, consumer and business banking lending is a relatively new business for ASB. These different risk factors are considered in the underwriting and pricing standards established for consumer and business banking loans.
  ASB's approach to managing interest rate risk includes the changing of repricing terms and diversifying the mix of maturities on certificates of deposits and other interest-bearing liabilities. ASB manages the maturities of its borrowings to balance changes in the demand for deposit maturities. ASB has emphasized the need to attract core deposits that ASB believes are a steady funding source having less sensitivity to changes in market interest rates than other funding sources. At December 31, 1999, core deposits comprised 58% of ASB's deposit base, compared to 55% at December 31, 1998.
  The tables below provide contractual balances of ASB's on- and off-balance sheet financial instruments in U.S. dollars at the expected maturity dates as well as the estimated fair values of those on- and off-balance sheet financial instruments as of December 31, 1999 and 1998, and constitute "forward-looking statements." The expected maturity categories take into consideration historical prepayment rates as well as actual amortization of principal and do not take into consideration reinvestment of cash. Various prepayment rates ranging from 10% to 34% and 13% to 34% were used in computing the expected maturity of ASB's interest-sensitive assets as of December 31, 1999 and 1998, respectively. The expected maturity categories for interest-sensitive core deposits take into consideration historical attrition rates based on core deposit studies. Core deposit attrition rates ranging from 14% to 32% were used in expected maturity computations for core deposits. The weighted-average interest rates for the various assets and liabilities presented are as of December 31, 1999 and 1998.
  See Note 18 in the "Notes to Consolidated Financial Statements" for descriptions of the methods and assumptions used to estimate fair value of each applicable class of financial instruments.

Savings bank
-----------------------------------------------------------------------------------------------------------------

                                                 Expected maturity/principal repayment          December 31, 1999
-----------------------------------------------------------------------------------------------------------------
                                                                                                          Esti-
                                                                                                          mated
                                                                                    There-                 fair
(in millions)                                2000    2001    2002    2003    2004    after      Total     value
-----------------------------------------------------------------------------------------------------------------
Interest-sensitive assets
Mortgage loans and MBS
   Adjustable rate                         $  359   $ 390   $ 298   $ 196   $ 153   $  485     $1,881    $1,896
        Average interest rate                                                                     7.0%
   Fixed rate - one-to-four
      family residential                   $  187   $ 146   $ 115   $ 107   $  95   $2,148     $2,798    $2,749
        Average interest rate                                                                     7.1%
   Fixed rate - multi-family residential
      and nonresidential                   $    2   $   2   $   2   $   2   $   2   $  146     $  156    $  160
        Average interest rate                                                                     8.3%

Consumer loans                             $   78   $  61   $  18   $  15   $  12   $   51     $  235    $  244
        Average interest rate                                                                    10.0%

Commercial loans                           $   24   $  91       -       -       -        -     $  115    $  114
        Average interest rate                                                                     9.1%

Investment securities and
   interest-bearing deposits               $   67       -       -       -       -   $   72     $  139    $  139
        Average interest rate                                                                     7.0%

Interest-sensitive liabilities
Passbook deposits                          $  231   $ 117   $ 101   $  87   $  75   $  459     $1,070    $1,070
        Average interest rate                 2.3%    2.3%    2.3%    2.3%    2.3%     2.3%       2.3%

NOW and other demand deposits              $  124   $  98   $  77   $  62   $  49   $  219     $  629    $  629
        Average interest rate                 0.9%    0.9%    0.9%    0.9%    0.9%     0.9%       0.9%

Money market accounts                      $  103   $  70   $  47   $  32   $  22   $   47     $  321    $  321
        Average interest rate                 3.0%    3.0%    3.0%    3.0%    3.0%     3.0%       3.0%

Certificates of deposit                    $1,243   $  74   $  20   $  15   $  86   $   34     $1,472    $1,455
        Average interest rate                 4.8%    4.4%    5.7%    5.4%    6.3%     3.8%       4.9%

FHLB advances                              $  372   $ 301   $  78   $ 221   $  91   $  126     $1,189    $1,167
        Average interest rate                 5.7%    6.5%    6.6%    6.0%    6.9%     7.0%       6.3%

Other borrowings                           $  628   $  15       -   $  18       -        -     $  661    $  654
        Average interest rate                 5.6%    5.6%            5.4%                        5.6%

Interest-sensitive off-balance sheet items
Loans serviced for others                                                                      $  617    $   12
        Average interest rate                                                                     7.8%

Loan commitments and
   loans in process                                                                            $   33         -
        Average interest rate                                                                     7.4%

Unused consumer lines of credit                                                                $  483    $    4
        Average interest rate                                                                    12.2%

Savings bank
-----------------------------------------------------------------------------------------------------------------

                                              Expected maturity/principal repayment          December 31, 1998
---------------------------------------------------------------------------------------------------------------
                                                                                                          Esti-
                                                                                                          mated
                                                                                    There-                 fair
(in millions)                                1999    2000    2001    2002    2003    after      Total     value
---------------------------------------------------------------------------------------------------------------
Interest-sensitive assets
Mortgage loans and MBS
   Adjustable rate                         $  654   $ 418   $ 270   $ 174   $ 112   $  198     $1,826    $1,842
        Average interest rate                                                                     7.2%
   Fixed rate - one-to-four
      family residential                   $  364   $ 315   $ 272   $ 235   $ 203   $1,152     $2,541    $2,551
        Average interest rate                                                                     7.2%
   Fixed rate - multi-family residential
      and nonresidential                   $   14   $  15   $  16   $  18   $  20   $   85     $  168    $  181
        Average interest rate                                                                     8.6%

Consumer loans                             $  102   $  69   $  47   $  31   $  21   $   41     $  311    $  321
        Average interest rate                                                                     9.4%

Commercial loans                           $   23   $  20   $  16   $  12   $  10   $    7     $   88    $   84
        Average interest rate                                                                     8.9%

Investment securities and
   interest-bearing deposits               $  225       -       -       -       -        -     $  225    $  225
        Average interest rate                 4.8%                                                4.8%

Interest-sensitive liabilities
Passbook deposits                          $  254   $ 127   $ 109   $  94   $  81   $  496     $1,161    $1,161
        Average interest rate                 2.5%    2.5%    2.5%    2.5%    2.5%     2.5%       2.5%

NOW and other demand deposits              $  125   $ 106   $ 106   $  62   $  61   $  169     $  629    $  629
        Average interest rate                 0.9%    0.9%    0.9%    0.9%    0.9%     0.9%       0.9%

Money market accounts                      $   96   $  74   $  74   $  27   $  26   $   30     $  327    $  327
        Average interest rate                 3.4%    3.4%    3.4%    3.4%    3.4%     3.4%       3.4%

Certificates of deposit                    $1,514   $ 118   $  24   $  16   $  16   $   61     $1,749    $1,750
        Average interest rate                 5.1%    5.2%    5.6%    6.2%    5.4%     5.2%       5.1%

FHLB advances                              $  177   $ 108   $ 110   $  38   $ 180   $  193     $  806    $  831
        Average interest rate                 5.6%    5.6%    6.4%    7.0%    5.9%     7.0%       6.2%

Other borrowings                           $  491       -   $  33       -       -        -     $  524    $  523
        Average interest rate                 5.3%            5.5%                                5.3%

Interest-sensitive off-balance sheet items
Loans serviced for others                                                                      $  730    $   13
        Average interest rate                                                                     7.9%

Loan commitments and
   loans in process                                                                            $   63         -
      Average interest rate                                                                       6.6%

Unused consumer lines of credit                                                                $  415    $    3
      Average interest rate                                                                      11.2%

The Company's general policy is to manage other than savings bank interest rate risk through use of a combination of short- and long-term debt and preferred securities. The tables below provide information about the Company's other than savings bank market sensitive financial instruments in U.S. dollars, including contractual balances at the expected maturity dates as well as the estimated fair values as of December 31, 1999 and 1998, and constitute "forward-looking statements."

Other than savings bank
---------------------------------------------------------------------------------------------------------------

                                                        Expected maturity                   December 31, 1999
---------------------------------------------------------------------------------------------------------------
                                                                                                         Esti-
                                                                                                         mated
                                                                                   There-                 fair
(in millions)                               2000    2001    2002    2003    2004    after      Total     value
---------------------------------------------------------------------------------------------------------------
Interest-sensitive liabilities
Short-term borrowings                      $ 152       -       -       -       -        -       $152      $152
        Average interest rate                6.9%                                                6.9%

Long-term debt
   Fixed rate                              $  10   $  57   $  62   $  39   $   1     $809       $978      $935
        Average interest rate                6.8%    7.1%    6.6%    6.8%    7.4%     6.2%       6.3%

HEI- and HECO- obligated preferred
  securities of trust subsidiaries             -       -       -       -       -     $200       $200      $165
        Average distribution rate                                                     8.0%       8.0%

                                                       Expected maturity                     December 31, 1998
--------------------------------------------------------------------------------------------------------------
                                                                                                         Esti-
                                                                                                         mated
                                                                                   There-                 fair
(in millions)                               1999    2000    2001    2002    2003    after      Total     value
--------------------------------------------------------------------------------------------------------------
Interest-sensitive liabilities
Short-term borrowings                      $ 223       -       -       -       -        -       $223      $223
        Average interest rate                5.9%                                                5.9%

Long-term debt
   Fixed rate                              $   7   $  12   $  59   $  63   $  39     $685       $865      $903
        Average interest rate                7.5%    7.0%    7.1%    6.6%    6.8%     6.3%       6.4%
   Variable rate                           $  35       -       -       -       -        -       $ 35      $ 35
        Average interest rate                5.7%                                                5.7%

HEI- and HECO- obligated preferred
   securities of trust subsidiaries            -       -       -       -       -     $200       $200      $202
        Average distribution rate                                                     8.0%       8.0%

Preferred stock of electric utility
   subsidiaries subject to
   mandatory redemption                    $  33       -       -       -       -        -       $ 33      $ 34
        Average dividend rate                8.5%                                                8.5%

                          Forward-Looking Information
--------------------------------------------------------------------------------
This report and other presentations made by HEI and its subsidiaries contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Except for historical information contained herein, the matters set forth are forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, such factors as the effect of international, national and local economic conditions, including the condition of the Hawaii tourist and construction industries and the Hawaii housing market; the effects of weather and natural disasters; product demand and market acceptance risks; increasing competition in the electric utility and banking industries; capacity and supply constraints or difficulties; new technological developments; governmental and regulatory actions, including decisions in rate cases and on permitting issues; the results of financing efforts; the timing and extent of changes in interest rates and foreign currency exchange rates; the convertibility and availability of foreign currency; political and business risks inherent in doing business in developing countries; and the risks associated with the installation of new computer systems. Investors are also referred to other risks and uncertainties discussed elsewhere in this Annual Report and in other periodic reports previously and subsequently filed by HEI and/or HECO with the Securities and Exchange Commission.

Independent Auditors' Report
================================================================================

The Board of Directors and Stockholders
Hawaiian Electric Industries, Inc.:


    We have audited the accompanying consolidated balance sheets of Hawaiian Electric Industries, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hawaiian Electric Industries, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.



/s/  KPMG LLP



Honolulu, Hawaii
January 24, 2000,
except as to the second paragraph
of Note 5, which is
as of February 24, 2000

Consolidated Statements of Income
-----------------------------------------------------------------------------------------------------------------------------
Hawaiian Electric Industries, Inc. and subsidiaries

Years ended December 31                                                           1999             1998             1997
-----------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
Revenues
Electric utility...........................................................      $1,055,204       $1,016,283       $1,107,523
Savings bank...............................................................         409,913          409,883          294,135
International power........................................................           4,464            4,773            3,025
Other......................................................................          53,709           54,226           55,744
-----------------------------------------------------------------------------------------------------------------------------
                                                                                  1,523,290        1,485,165        1,460,427
-----------------------------------------------------------------------------------------------------------------------------
Expenses
Electric utility...........................................................         880,490          838,833          935,770
Savings bank...............................................................         349,561          356,233          249,396
International power........................................................           9,195            7,937            5,021
Other......................................................................          50,173           57,516           57,533
-----------------------------------------------------------------------------------------------------------------------------
                                                                                  1,289,419        1,260,519        1,247,720
-----------------------------------------------------------------------------------------------------------------------------
Operating income (loss)
Electric utility...........................................................         174,714          177,450          171,753
Savings bank...............................................................          60,352           53,650           44,739
International power........................................................          (4,731)          (3,164)          (1,996)
Other......................................................................           3,536           (3,290)          (1,789)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                    233,871          224,646          212,707
-----------------------------------------------------------------------------------------------------------------------------
Interest expense--electric utility and other...............................         (72,631)         (70,524)         (62,292)
Allowance for borrowed funds used during construction......................           2,576            5,915            6,190
Preferred stock dividends of subsidiaries..................................          (2,135)          (6,005)          (6,253)
Preferred securities distributions of trust subsidiaries...................         (16,025)         (12,557)         (10,600)
Allowance for equity funds used during construction........................           4,228           10,106           10,864
-----------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes......................         149,884          151,581          150,616
Income taxes...............................................................          56,990           56,953           58,773
-----------------------------------------------------------------------------------------------------------------------------
Income from continuing operations..........................................          92,894           94,628           91,843
-----------------------------------------------------------------------------------------------------------------------------
Discontinued operations, net of income taxes
   Loss from operations....................................................               -          (13,598)          (5,401)
   Net gain on disposals...................................................           3,953            3,781                -
-----------------------------------------------------------------------------------------------------------------------------
Gain (loss) from discontinued operations...................................           3,953           (9,817)          (5,401)
-----------------------------------------------------------------------------------------------------------------------------
Net income.................................................................      $   96,847       $   84,811       $   86,442
=============================================================================================================================
Basic earnings (loss) per common share
     Continuing operations.................................................      $     2.89       $     2.96       $     2.93
     Discontinued operations...............................................            0.12            (0.31)           (0.17)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                $     3.01       $     2.65       $      2.76
=============================================================================================================================
Diluted earnings (loss) per common share
     Continuing operations.................................................      $     2.88       $     2.95       $     2.92
     Discontinued operations...............................................            0.12            (0.31)           (0.17)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                 $     3.00       $     2.64       $     2.75
=============================================================================================================================
Dividends per common share.................................................      $     2.48       $     2.48       $     2.44
=============================================================================================================================
Weighted-average number of common shares outstanding.......................          32,188           32,014           31,375
      Dilutive effect of stock options and dividend equivalents............             103              115               95
-----------------------------------------------------------------------------------------------------------------------------
Adjusted weighted-average shares...........................................          32,291           32,129           31,470
=============================================================================================================================

Consolidated Statements of Retained Earnings
-----------------------------------------------------------------------------------------------------------------------------
Hawaiian Electric Industries, Inc. and subsidiaries
Years ended December 31                                                                1999             1998             1997
-----------------------------------------------------------------------------------------------------------------------------
(in thousands)
Retained earnings, January 1...............................................      $  165,252       $  159,862       $  149,907
Net income.................................................................          96,847           84,811           86,442
Common stock dividends.....................................................         (79,848)         (79,421)         (76,487)
-----------------------------------------------------------------------------------------------------------------------------
Retained earnings, December 31.............................................      $  182,251       $  165,252       $  159,862
=============================================================================================================================

See accompanying "Notes to Consolidated Financial Statements."

Consolidated Balance Sheets
------------------------------------------------------------------------------------------------------------------------------------
Hawaiian Electric Industries, Inc. and subsidiaries

December 31                                                                              1999                              1998
------------------------------------------------------------------------------------------------------------------------------------
(in thousands)
ASSETS
Cash and equivalents.......................................                             $  199,906                        $  412,254
Accounts receivable and unbilled revenues, net.............                                154,605                           156,220
Investment and mortgage/asset-backed securities (estimated
 fair value $2,124,141 and $1,917,975).....................                              2,159,945                         1,902,927
Loans receivable, net......................................                              3,211,878                         3,143,197
Property, plant and equipment, net
     Land..................................................           $    44,292                       $    44,214
     Plant and equipment...................................             2,977,997                         2,945,512
     Construction in progress..............................               172,984                           166,695
                                                                      -----------                       -----------
                                                                        3,195,273                         3,156,421
     Less -- accumulated depreciation......................            (1,129,078)       2,066,195       (1,063,023)       2,093,398
                                                                      -----------                       -----------
Regulatory assets..........................................                                114,759                           110,459
Other......................................................                                276,997                           265,799
Goodwill and other intangibles.............................                                106,741                           115,006
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        $8,291,026                        $8,199,260
====================================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Accounts payable...........................................                             $  117,447                        $  107,863
Deposit liabilities........................................                              3,491,655                         3,865,736
Short-term borrowings......................................                                151,833                           222,847
Securities sold under agreements to repurchase.............                                661,215                           523,800
Advances from Federal Home Loan Bank.......................                              1,189,081                           805,581
Long-term debt.............................................                                977,529                           899,598
Deferred income taxes......................................                                181,277                           186,138
Contributions in aid of construction.......................                                206,302                           198,904
Other......................................................                                231,854                           276,773
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         7,208,193                         7,087,240
------------------------------------------------------------------------------------------------------------------------------------
HEI- and HECO-obligated preferred securities of trust
       subsidiaries directly or indirectly holding solely
       HEI and HEI-guaranteed and HECO and
       HECO-guaranteed subordinated debentures.............                                200,000                           200,000
Preferred stock of subsidiaries
       Subject to mandatory redemption.....................                                      -                            33,080
       Not subject to mandatory redemption.................                                 34,406                            48,406
Minority interests.........................................                                    841                             3,562
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           235,247                           285,048
------------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity
Preferred stock, no par value, authorized 10,000 shares;
 issued:  none.............................................                                      -                                 -
Common stock, no par value, authorized 100,000 shares; issued
 and outstanding:  32,213 shares and 32,116 shares.........                                665,335                           661,720
Retained earnings..........................................                                182,251                           165,252
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           847,586                           826,972
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        $8,291,026                        $8,199,260
====================================================================================================================================

See accompanying "Notes to Consolidated Financial Statements."

Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------
Hawaiian Electric Industries, Inc. and subsidiaries

Years ended December 31                                                               1999             1998            1997
-------------------------------------------------------------------------------------------------------------------------------
(in thousands)
Cash flows from operating activities
Income from continuing operations..............................................      $  92,894       $  94,628      $    91,843
Adjustments to reconcile income from continuing operations to net cash provided by continuing operating activities
      Depreciation and amortization of property, plant and equipment...........        109,230          96,772           91,495
      Other amortization.......................................................         13,771          16,024           13,848
      Provision for loan losses................................................         16,500          13,802            6,934
      Deferred income taxes....................................................         (4,861)         (3,788)          (1,704)
      Allowance for equity funds used during construction......................         (4,228)        (10,106)         (10,864)
      Changes in assets and liabilities, net of effects from the acquisition of Bank of America, FSB-Hawaii operations and disposal of businesses
            Decrease (increase) in accounts receivable and
              unbilled revenues, net...........................................          1,615           2,011           (2,396)
            Increase (decrease) in accounts payable............................          9,584         (40,582)         (13,429)
            Changes in other assets and liabilities............................        (25,092)         56,663          (23,239)
-------------------------------------------------------------------------------------------------------------------------------
Net cash provided by continuing operating activities...........................        209,413         225,424          152,488
-------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
Held-to-maturity mortgage/asset-backed securities purchased....................       (735,650)       (521,054)        (799,299)
Principal repayments on held-to-maturity
      mortgage/asset-backed securities.........................................        552,174         592,073          272,662
Held-to-maturity investment securities purchased...............................       (112,029)       (200,982)         (64,949)
Proceeds from maturity of investment securities................................         43,000         199,982                -
Loans receivable originated and purchased......................................       (633,554)       (654,576)        (310,903)
Principal repayments on loans receivable.......................................        531,628         495,291          146,685
Capital expenditures...........................................................       (134,363)       (166,738)        (147,301)
Purchase of savings bank-owned life insurance..................................        (20,000)              -          (35,000)
Cash received from (paid to) Bank of America, FSB for the assumption of deposit and other liabilities, net of purchase of loans
     receivable and other assets...............................................              -         (24,018)         714,843
Proceeds from loans returned to Bank of America, FSB...........................              -          28,763                -
Proceeds from sale of Young Brothers, Limited and
     Hawaiian Tug & Barge Corp. assets.........................................         41,610               -                -
Other..........................................................................         39,583          18,012           15,336
-------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities..........................................       (427,601)       (233,247)        (207,926)
-------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
Net increase (decrease) in deposit liabilities.................................       (374,081)        (50,864)         105,982
Net increase (decrease) in short-term borrowings with original
      maturities of three months or less.......................................        (71,014)        (61,816)          71,143
Net increase (decrease) in retail repurchase agreements........................         (1,251)         (2,856)          11,326
Proceeds from securities sold under agreements to repurchase...................        901,372         531,812        1,557,000
Repurchase of securities sold under agreements to repurchase...................       (764,154)       (392,500)      (1,660,600)
Proceeds from advances from Federal Home Loan Bank.............................        906,400         706,500        1,337,500
Principal payments on advances from Federal Home Loan Bank.....................       (522,900)       (637,393)      (1,285,300)
Proceeds from issuance of long-term debt.......................................        199,656         194,216           74,233
Repayment of long-term debt....................................................       (121,900)        (89,400)         (81,900)
Proceeds from issuance of HEI- and HECO-obligated
      preferred securities of trust subsidiaries...............................              -          50,000          150,000
Redemption of electric utility subsidiaries' preferred stock...................        (47,080)         (2,690)          (3,185)
Net proceeds from issuance of common stock.....................................          3,449           8,191           22,994
Common stock dividends.........................................................        (79,848)        (79,421)         (61,799)
Preferred securities distributions of trust subsidiaries.......................        (16,025)        (12,557)         (10,600)
Other..........................................................................        (11,107)           (212)         (12,783)
-------------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities......................................          1,517         161,010          214,011
-------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) discontinued operations.........................          4,323           5,157           (1,776)
-------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and equivalents................................       (212,348)        158,344          156,797
Cash and equivalents, January 1................................................        412,254         253,910           97,113
-------------------------------------------------------------------------------------------------------------------------------
Cash and equivalents, December 31..............................................      $ 199,906       $ 412,254      $   253,910
===============================================================================================================================


See accompanying "Notes to Consolidated Financial Statements."

Notes to Consolidated Financial Statements

1. Summary of significant accounting policies
--------------------------------------------------------------------------------
General
--------------------------------------------------------------------------------
Hawaiian Electric Industries, Inc. (HEI) is a holding company with subsidiaries engaged in electric utility, savings bank and other businesses, primarily in the State of Hawaii, and also engaged in the development of and investment in independent power and integrated energy service projects in Asia and the Pacific. In November 1999, an HEI subsidiary, Hawaiian Tug & Barge Corp. (HTB), sold Young Brothers, Limited (YB) and substantially all of HTB's operating assets. HTB's name was then changed to The Old Oahu Tug Service, Inc. (TOOTS). In September 1998, HEI adopted a plan to exit the residential real estate development business conducted by Malama Pacific Corp. and its subsidiaries.

Basis of presentation. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ significantly from those estimates.

   Material estimates that are particularly susceptible to significant change include the amounts reported for regulatory assets, allowance for loan losses and pension and other postretirement benefit obligations.

Consolidation. The consolidated financial statements include the accounts of HEI and its subsidiaries (collectively, the Company). All significant intercompany accounts and transactions have been eliminated in consolidation. The accounts of HEI Power Corp. (HEIPC) and subsidiaries are consolidated as of November 30 due to the time needed to consolidate these subsidiaries. If material transactions occur in December, such transactions are accrued as of November 30.

Investments. Debt securities that the Company intends to and has the ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Marketable equity securities and debt securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Marketable equity securities and debt securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity.

   For nontrading securities, declines in value determined to be nontemporary are included in earnings and result in a new cost basis for the investment. The specific identification method is used in determining realized gains and losses on the sales of securities.

Equity method. Investments in up to 50%-owned affiliates for which the Company has the ability to exercise significant influence over the operating and financing policies of the entity are accounted for under the equity method, whereby the investment is carried at cost, plus the Company's equity in undistributed earnings or losses since acquisition.

Property, plant and equipment. Property, plant and equipment are reported at cost. Self-constructed electric utility plant includes engineering, supervision, and administrative and general costs, and an allowance for the cost of funds used during the construction period. Upon the retirement or sale of electric utility plant, no gain or loss is recognized. The cost of the plant retired or sold and the cost of removal (net of salvage value) are charged to accumulated depreciation.

Retirement benefits. Pension and other postretirement benefit costs are charged primarily to expense and electric utility plant. The Company's policy is to fund pension costs in amounts consistent with the requirements of the Employee Retirement Income Security Act of 1974. Certain health care and/or life insurance benefits are provided to eligible retired employees and the employees' beneficiaries and covered dependents.

Depreciation. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets. Electric utility plant has useful lives ranging from 20 to 45 years for production plant, from 25 to 50 years for transmission and distribution plant and from 8 to 45 years for general plant. The electric utility subsidiaries' composite annual depreciation rate was 3.9% in 1999, 1998 and 1997.

Environmental expenditures. The Company is subject to numerous federal and state environmental statutes and regulations. In general, environmental contamination treatment costs are charged to expense, unless it is probable the Public Utilities Commission of the State of Hawaii (PUC) would allow such costs to be recovered in future rates. Also, environmental costs are capitalized if the costs extend the life, increase the capacity, or improve the safety or efficiency of property; the costs mitigate or prevent future environmental contamination; or the costs are incurred in preparing the property for sale. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Corresponding regulatory assets are recorded when it is probable the PUC would allow such costs to be recovered in future rates.

Income taxes. Deferred income tax assets and liabilities are established for the temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities at enacted tax rates expected to be in effect when such deferred tax assets or liabilities are realized or settled.

    Federal and state tax credits are deferred and amortized over the estimated useful lives of the properties which qualified for the credits.

Earnings per share. Basic earnings per share (EPS) is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed similarly, except that common shares for dilutive stock options and dividend equivalents are added to the denominator.

    At December 31, 1999, 1998 and 1997, options to purchase 486,500, 146,000 and 184,000 shares of common stock, respectively, were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of HEI's common stock for 1999, 1998 and 1997, respectively.

Cash flows. The Company considers cash on hand, deposits in banks, deposits with the Federal Home Loan Bank (FHLB) of Seattle, money market accounts, certificates of deposit, short-term commercial paper and reverse repurchase agreements, with original maturities of three months or less, to be cash and equivalents.

Recent accounting pronouncements.

Comprehensive income. In June 1997, the Financial Accounting Standards Board
(FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." The Company adopted SFAS No. 130 effective January 1, 1998, but had no material "other" comprehensive income items for the years presented in the statements of income or accumulated as of the balance sheet dates presented.

Derivative instruments and hedging activities. In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities and requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The provisions of SFAS No. 133 were amended by SFAS No. 137 to be effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company will adopt SFAS No. 133, as amended, on January 1, 2001, but management has not yet determined the impact, if any, of adoption.

Reclassifications. Certain reclassifications have been made to prior years' financial statements to conform to the 1999 presentation.

Electric utility
--------------------------------------------------------------------------------

Regulation by the PUC. The electric utility subsidiaries are regulated by the PUC and account for the effects of regulation under SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." The actions of regulators can affect the timing of recognition of revenues, expenses, assets and liabilities.

Contributions in aid of construction. The electric utility subsidiaries receive contributions from customers for special construction requirements. As directed by the PUC, the subsidiaries amortize contributions on a straight-line basis over 30 years as an offset against depreciation expense.

Electric utility revenues. Electric utility revenues are based on rates authorized by the PUC and include revenues applicable to energy consumed in the accounting period but not yet billed to the customers. Revenue amounts recorded pursuant to a PUC interim order are subject to refund, with interest, pending a final order.

   The rate schedules of the electric utility subsidiaries include energy cost adjustment clauses under which rates are adjusted for changes in the weighted-average price paid for fuel oil and certain components of purchased power, and the relative amounts of company-generated power and purchased power.

Allowance for funds used during construction (AFUDC). AFUDC is an accounting practice whereby the costs of debt and equity funds used to finance plant construction are removed from the statement of income and charged to construction in progress on the balance sheet.

   The weighted-average AFUDC rate was 8.7% in 1999, 8.9% in 1998 and 9.0% in 1997, and reflected quarterly compounding.

Savings bank
--------------------------------------------------------------------------------

Loans receivable. American Savings Bank, F.S.B. (ASB) states loans receivable at cost less an allowance for loan losses, loan origination and commitment fees and purchase premiums and discounts. Interest on loans is credited to income as it is earned. Premiums are amortized and discounts are accreted over the estimated life of the loan using the level-yield method.

Allowance for loan losses. ASB deems a loan impaired when it is probable that ASB will be unable to collect all amounts due according to the contractual terms of the loan agreement. When such a loan is deemed impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or based on the fair value of the collateral securing the loan. Impairment losses are charged to the provision for loan losses and included in the allowance for loan losses.

   For the remaining loans receivable portfolio (smaller-balance homogeneous loans), ASB weighs several factors in determining the adequacy of the valuation allowance for estimated losses, including management's review of the existing risks in the loan portfolio, prevailing economic conditions and the historical loss experience.

   ASB uses either the cash or cost-recovery method to record cash receipts on impaired loans that are not accruing interest. For smaller-balance homogeneous loans, ASB generally ceases the accrual of interest on a loan that is more than 90 days past due or when there is reasonable doubt as to the loan's collectibility. Subsequent recognition of interest income for such loans is generally on the cash method.

Real estate acquired in settlement of loans. ASB records real estate acquired in settlement of loans at the lower of cost or fair value less estimated selling expenses.

Loan origination and commitment fees. ASB defers loan origination fees (net of direct costs) and recognizes such fees as an adjustment of yield over the life of the loan. ASB also defers nonrefundable commitment fees (net of direct loan origination costs, if applicable) for commitments to originate or purchase loans and, if the commitment is exercised, recognizes such fees as an adjustment of yield over the life of the loan. If the commitment expires unexercised, ASB recognizes nonrefundable commitment fees as income upon expiration.

Amortization of goodwill and core deposit intangibles. ASB amortizes goodwill on a straight-line basis over 25 years and core deposit intangibles each year at the greater of the actual attrition rate of such deposit base or 10% of the original value. Management evaluates whether later events or changes in circumstances indicate the remaining estimated useful life of an intangible asset may warrant revision or that the remaining balance of an intangible asset may not be recoverable. When factors indicate that an intangible asset should be evaluated for possible impairment, management uses an estimate of undiscounted future cash flows over the remaining useful life of the asset in measuring whether the intangible asset is recoverable.

International power
--------------------------------------------------------------------------------

Foreign currency translation. For non-U.S. subsidiaries, asset and liability accounts are translated at year end exchange rates and revenues and expenses are translated at average exchange rates for the year or historical exchange rates, as appropriate. For subsidiaries whose functional currency is deemed to be other than the U.S. dollar, translation adjustments are included as a separate component of other comprehensive income and stockholders' equity. Gains and losses on foreign currency transactions are recorded in income.

2. Segment financial information
--------------------------------------------------------------------------------

The segments of the Company, the electric utility, savings bank and international power segments, are strategic business units that offer different products and services and operate in different regulatory environments. The accounting policies of the segments are the same as those described in the summary of significant accounting policies, except that income taxes for each segment is calculated on a "stand-alone" basis. HEI evaluates segment performance based on income from continuing operations. The Company accounts for intersegment sales and transfers as if the sales and transfers were to third parties, that is, at current market prices. Intersegment revenues consist primarily of interest and preferred dividends.

Electric utility
--------------------------------------------------------------------------------
Hawaiian Electric Company, Inc. (HECO) and its wholly owned operating subsidiaries, Hawaii Electric Light Company, Inc. (HELCO) and Maui Electric Company, Limited (MECO), are electric public utilities in the business of generating, purchasing, transmitting, distributing and selling electric energy, and are regulated by the PUC.

Savings bank
--------------------------------------------------------------------------------
ASB is a federally chartered savings bank providing a full range of banking services to individual and corporate customers through its branch system in Hawaii. ASB is subject to examination and comprehensive regulation by the Department of Treasury, Office of Thrift Supervision and the Federal Deposit Insurance Corporation (FDIC), and is also subject to regulations of the Board of Governors of the Federal Reserve System. In December 1997, ASB acquired most of the Hawaii operations of Bank of America, FSB (BoA).

International power
--------------------------------------------------------------------------------
HEIPC and its wholly owned subsidiaries (collectively, the HEIPC Group) were formed to pursue independent power and integrated energy services projects in Asia and the Pacific. In 1996, an HEIPC subsidiary entered into an energy conversion agreement for approximately 20 years with the Guam Power Authority for the rehabilitation, operation and maintenance of two 25 megawatt (MW) (net) generating units which began commercial operations in 1997. In 1998 and 1999, the HEIPC Group acquired what is now a 75% interest in a joint venture formed to design, construct, own, operate and manage a 200 MW (net) coal-fired power plant in China over a period of approximately 20 years. In 1998 and 1999, the HEIPC Group invested $9.7 million to acquire convertible cumulative nonparticipating 8% preferred shares and common shares in Cagayan Electric Power & Light Co., Inc., an electric distribution company in the Philippines.

Other
--------------------------------------------------------------------------------
In November 1999, HTB sold YB and substantially all of HTB's operating assets. HTB provided tugboat and charter barge services in Hawaii and the Pacific area and, together with its formerly wholly owned subsidiary, YB, provided general freight and containerized cargo transportation among the Hawaiian Islands. Also, in November 1999, HTB's name was changed to TOOTS.

  HEI Investment Corp. holds investments primarily in leveraged leases. "Other" also includes amounts for the holding companies and other subsidiaries.

                                            Electric          Savings       International
(dollars in thousands)                       utility           bank             Power***              Other           Total
------------------------------------------------------------------------------------------------------------------------------
 1999
 Revenues from external customers......        1,055,193          409,883            4,464            53,750         1,523,290
 Intersegment revenues.................               11               30                -               (41)                -
------------------------------------------------------------------------------------------------------------------------------
     Revenues..........................        1,055,204          409,913            4,464            53,709         1,523,290
==============================================================================================================================
 Depreciation and amortization.........           99,631           15,711              989             6,670           123,001
==============================================================================================================================
 Interest expense......................           48,461          207,168              514            23,656           279,799
==============================================================================================================================
 Profit (loss)*........................          123,269           54,940           (5,245)          (23,080)          149,884
 Income taxes (benefit)................           48,047           19,528             (156)          (10,429)           56,990
------------------------------------------------------------------------------------------------------------------------------
    Income (loss) from
       continuing operations...........           75,222           35,412           (5,089)          (12,651)           92,894
==============================================================================================================================
 Capital expenditures..................          108,109            8,366           14,726             3,162           134,363
==============================================================================================================================
 Assets**..............................        2,302,809        5,848,207           51,766            88,244         8,291,026
==============================================================================================================================
 1998
 Revenues from external customers......        1,016,283          409,853            4,773            54,256         1,485,165
 Intersegment revenues.................                -               30                -               (30)                -
------------------------------------------------------------------------------------------------------------------------------
     Revenues..........................        1,016,283          409,883            4,773            54,226         1,485,165
==============================================================================================================================
 Depreciation and amortization.........           93,484           15,438              978             2,896           112,796
==============================================================================================================================
 Interest expense......................           47,921          216,994              538            22,065           287,518
==============================================================================================================================
 Profit (loss)*........................          135,348           48,250           (3,702)          (28,315)          151,581
 Income taxes (benefit)................           54,572           17,987              329           (15,935)           56,953
------------------------------------------------------------------------------------------------------------------------------
     Income (loss) from
       continuing operations...........           80,776           30,263           (4,031)          (12,380)           94,628
==============================================================================================================================
 Capital expenditures..................          131,895           10,401           17,864             6,578           166,738
==============================================================================================================================
 Assets**..............................        2,311,253        5,691,672           43,923           152,412         8,199,260
==============================================================================================================================
 1997
 Revenues from external customers......        1,107,523          294,105            3,001            55,798         1,460,427
 Intersegment revenues.................                -               30               24               (54)                -
------------------------------------------------------------------------------------------------------------------------------
     Revenues..........................        1,107,523          294,135            3,025            55,744         1,460,427
==============================================================================================================================
 Depreciation and amortization.........           91,948            7,839              403             5,153           105,343
==============================================================================================================================
 Interest expense......................           48,778          164,662              397            13,117           226,954
==============================================================================================================================
 Profit (loss)*........................          130,724           44,349           (2,393)          (22,064)          150,616
 Income taxes (benefit)................           52,535           18,016              191           (11,969)           58,773
------------------------------------------------------------------------------------------------------------------------------
    Income (loss) from
       continuing operations...........           78,189           26,333           (2,584)          (10,095)           91,843
==============================================================================================================================
 Capital expenditures..................          122,140            7,796           14,525             2,840           147,301
==============================================================================================================================
 Assets**..............................        2,212,314        5,548,412           15,518           169,962         7,946,206
==============================================================================================================================

*   Income before income taxes and discontinued operations.

**  At December 31.

*** 1998 and 1997 have been reclassified to include this segment.

Revenues attributed to foreign countries and long-lived assets located in foreign countries as of the dates and for the periods identified above were not significant.

3 . Electric utility subsidiary
-----------------------------------------------------------------------------
Hawaiian Electric Company, Inc. and subsidiaries
Selected consolidated financial information

Income statement data

Years ended December 31                                                                       1999             1998         1997
-----------------------------------------------------------------------------------------------------------------------------------
(in thousands)
Revenues
Operating revenues....................................................................        $1,050,323   $ 1,008,899   $1,098,755
Other--nonregulated...................................................................             4,881         7,384        8,768
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                               1,055,204     1,016,283    1,107,523
-----------------------------------------------------------------------------------------------------------------------------------
Expenses
Fuel oil..............................................................................           216,693       195,940      257,002
Purchased power.......................................................................           275,691       274,450      292,852
Other operation.......................................................................           136,303       142,992      148,959
Maintenance...........................................................................            57,425        43,183       49,858
Depreciation and amortization of property, plant and equipment........................            93,301        85,655       82,017
Taxes, other than income taxes........................................................            99,788        95,808      104,232
Other--nonregulated...................................................................             1,289           805          850
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                 880,490       838,833      935,770
-----------------------------------------------------------------------------------------------------------------------------------
Operating income from regulated and nonregulated activities...........................           174,714       177,450      171,753
Allowance for equity funds used during construction...................................             4,228        10,106       10,864
Interest and other charges............................................................           (57,071)      (54,669)     (54,423)
Allowance for borrowed funds used during construction.................................             2,576         5,915        6,190
-----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes and preferred stock dividends of HECO......................           124,447       138,802      134,384
Income taxes..........................................................................            48,047        54,572       52,535
-----------------------------------------------------------------------------------------------------------------------------------
Income before preferred stock dividends of HECO.......................................            76,400        84,230       81,849
Preferred stock dividends of HECO.....................................................             1,178         3,454        3,660
-----------------------------------------------------------------------------------------------------------------------------------
Net income for common stock...........................................................        $   75,222   $    80,776   $   78,189
===================================================================================================================================

Balance sheet data

December 31                                                                                                    1999         1998
-----------------------------------------------------------------------------------------------------------------------------------
(in thousands)
Assets
Utility plant, at cost
   Property, plant and equipment......................................................                     $ 2,882,536   $2,781,309
   Less accumulated depreciation......................................................                      (1,076,373)    (982,172)
   Construction in progress...........................................................                         151,981      144,035
-----------------------------------------------------------------------------------------------------------------------------------
Net utility plant.....................................................................                       1,958,144    1,943,172
Regulatory assets.....................................................................                         114,759      108,344
Other.................................................................................                         229,906      259,737
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                           $ 2,302,809   $2,311,253
===================================================================================================================================
Capitalization and liabilities
Common stock equity...................................................................                     $   806,103   $  786,567
Cumulative preferred stock
 Not subject to mandatory redemption, dividend rates of 4.25-8.875%...................                          34,293       48,293
 Subject to mandatory redemption, dividend rates of 7.68-12.75%.......................                               -       33,080
HECO-obligated mandatorily redeemable preferred securities of trust subsidiaries holding
     solely HECO and HECO-guaranteed subordinated debentures..........................                         100,000      100,000
Long-term debt........................................................................                         646,029      621,998
-----------------------------------------------------------------------------------------------------------------------------------
Total capitalization..................................................................                       1,586,425    1,589,938
Short-term borrowings from nonaffiliates and affiliate................................                         107,013      139,413
Deferred income taxes.................................................................                         131,105      128,327
Contributions in aid of construction..................................................                         206,302      198,904
Other.................................................................................                         271,964      254,671
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                           $ 2,302,809   $2,311,253
===================================================================================================================================

Cumulative preferred stock. Certain cumulative preferred stock of HECO and its subsidiaries is redeemable at the option of the respective company at a premium or par. At December 31, 1999 and 1998, outstanding preferred stock not subject to mandatory redemption had dividend rates ranging from 4.25% to 7.625% and 4.25% to 8.875%, respectively. At December 31, 1998, outstanding preferred stock subject to mandatory redemption had dividend rates ranging from 7.68% to 12.75%; all such preferred stock was redeemed during 1999.

Major customers. HECO and its subsidiaries received approximately 9% ($98 million), 10% ($98 million) and 10% ($110 million) of their operating revenues from the sale of electricity to various federal government agencies in 1999, 1998 and 1997, respectively.

Commitments and contingencies

Fuel contracts. HECO and its subsidiaries have contractual agreements to purchase minimum quantities of fuel oil and diesel fuel through 2004 (at prices tied to the market prices of petroleum products in Singapore and Los Angeles). Based on the average price per barrel at January 1, 2000, the estimated cost of minimum purchases under the fuel supply contracts for 2000 is $262 million. The actual cost of purchases in 2000 could vary substantially from this estimate as a result of changes in market prices, quantities actually purchased and other factors. HECO and its subsidiaries purchased $229 million, $183 million and $248 million of fuel under contractual agreements in 1999, 1998 and 1997, respectively.

Power purchase agreements. At December 31, 1999, HECO and its subsidiaries had power purchase agreements for 534 MW of firm capacity, including its power purchase agreement with Hamakua Energy Partners, L.P., formerly known as Encogen Hawaii, L.P. (Hamakua Partners) for 60 MW of firm capacity beginning in late 2000. The PUC allows rate recovery for energy and firm capacity payments under these agreements. Assuming that each of the agreements remains in place for its current term and the minimum availability criteria in the power purchase agreements are met, aggregate minimum fixed capacity charges are expected to be approximately $112 million in 2000, $120 million in 2001, $116 million in 2002, $118 million each in 2003 and 2004 and a total of $1.9 billion in 2005 through 2030.

  In general, HECO and its subsidiaries base their payments under the power purchase agreements upon available capacity and energy and they are generally not required to make payments for capacity if the contracted capacity is not available, and payments are reduced, under certain conditions, if available capacity drops below contracted levels. In general, the payment rates for capacity have been predetermined for the terms of the agreements. Energy payments will vary over the terms of the agreements and HECO and its subsidiaries pass on changes in the fuel component of the energy charges to customers through the energy cost adjustment clause in their rate schedules. HECO and its subsidiaries do not operate nor participate in the operation of any of the facilities that provide power under the agreements. Title to the facilities does not pass to HECO or its subsidiaries upon expiration of the agreements, and the agreements do not contain bargain purchase options for the facilities.

Interim rate increases. At December 31, 1999, HECO and its subsidiaries had not recognized revenues under interim rate increases that were subject to refund.

HELCO power situation. In 1991, HELCO began planning for the expansion of its Keahole power plant to meet increased electric generation demand forecasted for 1994. HELCO's plans were to install two 20 MW combustion turbines (CT-4 and CT-
5), followed by an 18 MW heat steam recovery generator (ST-7), at which time these units would be converted to a 56 MW (net) combined-cycle unit. In January 1994, the PUC approved expenditures for CT-4, which HELCO had planned to install in late 1994. Installation of the units has been predicated upon HELCO obtaining an amendment to its Keahole land use permit and obtaining an air permit from the federal Environmental Protection Agency (EPA) and the Department of Health of the State of Hawaii (DOH). The Keahole expansion has been delayed due to lawsuits, claims and petitions brought by independent power producers (IPPs) and others objecting to the expansion and alleging among other things that (1) operation of the expanded Keahole site would not comply with land use regulations (including noise standards) and HELCO's land patent; (2) HELCO cannot operate the plant within current air quality standards; and (3) HELCO could alternatively purchase power from IPPs to meet increased electric generation demand.

Land use permit amendment.  The Third Circuit Court of the State of Hawaii ruled
-------------------------
in 1997 that HELCO was entitled to use its Keahole site for the expansion project. Final judgments of the Third Circuit Court related to this ruling are on appeal to the Hawaii Supreme Court.

  In a lawsuit filed by the Keahole Defense Coalition (KDC) and others claiming in part that HELCO was applying an incorrect noise standard, the Third Circuit Court ruled in favor of KDC that the stricter noise standards apply to HELCO's plant, but left enforcement of the ruling to the DOH. The DOH has not taken any formal enforcement action. If and when the DOH actually enforces the stricter standards, HELCO may assert that the noise regulations are unconstitutional as applied. In the meantime, HELCO has determined that noise mitigation measures can be implemented, if necessary, for both the existing units and CT-4 and CT-5. Those measures have already been installed on the existing diesel units, and HELCO has applied for administrative approval from the Department of Land and Natural Resources of the State of Hawaii to install an additional silencer on CT-2.

Air permit. In 1997, the EPA approved a revised draft permit and the DOH issued
----------
a final air permit for the Keahole expansion project. Nine appeals of the issuance of the permit were filed with the EPA's Environmental Appeals Board
(EAB) in December 1997. In November 1998, the EAB denied review of certain appeals, but directed the DOH to reopen the permit for the limited purpose of reviewing data supporting the permit. HELCO collected several months of additional data at a new site. After considering issues raised at an October 1999 public hearing and by the EPA, the DOH is now requiring HELCO to complete a full 12 months of data collection at the new site (which collection began in January 1999) and also is requiring that two months of data be collected at another elevation to corroborate the data collected at the new site. Since there are currently no stays on the project, installation of CT-4 and CT-5 is expected to begin when the air permit is obtained.

IPP Complaints.  Three IPPs--Encogen Hawaii, L.P. (now Hamakua Partners), Hilo
--------------
Coast Power Company (HCPC) and Kawaihae Cogeneration Partners (KCP)--had filed complaints with the PUC alleging that they are entitled to power purchase contracts to provide HELCO with additional capacity. Two of those complaints have been resolved, as described below. Two IPPs had claimed they would be a substitute for HELCO's planned expansion of Keahole. In 1994 and 1995, the PUC allowed HELCO to pursue construction of and commit expenditures for the Keahole expansion project. However, the PUC noted that such costs are not to be included in rate base until the project is installed and being used for utility purposes. The PUC also ordered HELCO to negotiate with the IPPs and held that the facility to be built should be the one that can be most expeditiously put into service at "allowable cost."

  HELCO and Hamakua Partners subsequently executed a power purchase agreement
(PPA) for a 60 MW (net) facility and an interconnection agreement, which were approved by the PUC in July 1999. If Hamakua Partners meets the deadlines in the PPA, its first phase of 22 MW will be in-service by August 2000 and the remainder of its 60 MW facility will be in-service by December 2000. This PPA was necessary to ensure reliable service to customers on the island of Hawaii and, in the opinion of management, does not supplant the need for CT-4 and CT-5.

  The PUC has also approved a restated and amended PPA between HELCO and HCPC which has a term of five years. The negotiated agreement is substantially different from the 30-year contract for 32 MW which HCPC had proposed. The agreement requires that HCPC continue to provide HELCO with 22 MW of capacity during the entire term of the agreement, 2000 to 2004. HELCO may opt for an early termination of the PPA after 2001 by giving HCPC written notice no later than May 30 of the year of termination and paying an early termination amount of $0.5 million for each of the remaining years in the five-year term. Like the Hamakua Partners PPA, this restated and amended PPA was necessary to ensure reliable service to customers until CT-4 and CT-5 are placed in service.

  As of December 31, 1999, KCP still has a PPA proposal pending. No agreement has been reached. If KCP were to negotiate a PPA with HELCO and place its plant in service prior to the installation of CT-4 and CT-5, CT-4 and CT-5 may not be installed until additional generating capacity is required. In October 1999, however, the Third Circuit Court ruled that the lease for KCP's proposed plant site was invalid. At December 31, 1999, management continues to believe that KCP's proposal is not viable and, therefore, will not impact CT-4 and CT-5.

Costs incurred.  If it becomes probable that CT-4 and/or CT-5 will not be
--------------
installed, HELCO may be required to write-off a material portion of the costs incurred in its efforts to put these units into service. As of December 31, 1999, HELCO's costs incurred in its efforts to put CT-4 and CT-5 into service amounted to approximately $79.8 million, including $32.3 million for equipment and material purchases, $25.9 million for planning, engineering, permitting, site development and other costs and $21.6 million for AFUDC. As of December 31, 1999, approximately $23.1 million of the $79.8 million was transferred from construction in progress to plant-in-service as such costs represent completed facilities which relate to the existing units in service as well as CT-4 and CT-5.

  Although management believes it has acted prudently with respect to the Keahole project, effective December 1, 1998, HELCO decided to discontinue the accrual of AFUDC on CT-4 and CT-5 (which would have been approximately $0.5 million after tax per month). The length of the delays to date and potential further delays were factors considered by management in its decision to discontinue the accrual of AFUDC. HELCO has also deferred plans for ST-7 to approximately 2006 or 2007, unless the Hamakua Partners facility is not placed in service as planned. As ST-7 is not needed in the near future, no costs for ST-7 are included in construction in progress.

  Management believes that the issues surrounding the amendment to the land use permit, the air permit, the IPP complaints and related matters will be satisfactorily resolved and will not prevent HELCO from ultimately constructing CT-4 and CT-5. Costs relating to CT-4 and CT-5 are subject to the rate-making process governed by the PUC. Management believes no adjustment to costs incurred to put CT-4 and CT-5 into service is required as of December 31, 1999.

Competition proceeding. On December 30, 1996, the PUC instituted a proceeding to identify and examine the issues surrounding electric competition and to determine the impact of competition on the electric utility infrastructure in Hawaii. After a collaborative process involving the 19 parties to the proceeding, final statements of position were prepared by several of the parties and submitted to the PUC in October 1998. HECO's position is that retail competition is not feasible in Hawaii, but that some of the benefits of competition can be achieved through competitive bidding for new generation, performance-based rate-making (PBR) and innovative pricing provisions. The other parties to the proceeding advanced numerous other proposals in their statements of position. The PUC recently submitted a status report on its investigation to the Legislature, at its request. In the report, the PUC stated that competitive bidding for new power supplies (i.e., wholesale generation competition) is a logical first step to encourage competition in the state's electric industry and that it plans to proceed with an examination of the feasibility of competitive bidding. The PUC also plans to review specific policies to encourage renewable energy resources in the power generation mix. The report states that "further steps" by the PUC "will involve the development of specific policies to encourage wholesale competition and the continuing examination of other areas suitable for the development of competition."

  Some of the parties may seek state legislative action on their proposals. HECO cannot predict what the ultimate outcome of the proceeding will be or which (if any) of the proposals advanced in the proceeding will be implemented.

  In May 1999, the PUC approved HECO's standard form contract for customer retention that allows HECO to provide a rate option for customers who would otherwise reduce their energy use from HECO's system by using energy from a nonutility generator. Based on HECO's current rates, the standard form contract provides a 2.77% discount on base energy rates for "Large Power" customers and an 11.27% discount on base energy rates for "General Service Demand" customers. In December 1999, HECO, HELCO and MECO filed an application with the PUC seeking permission to implement PBR in future rate cases. The proposed PBR would allow adjustments in the electric utilities' rates (for up to five years after a rate case) based on an index-based price cap, an earnings sharing mechanism and a service quality mechanism.

Environmental regulation. In early 1995, the DOH initially advised HECO, HTB, YB and others that it was conducting an investigation to determine the nature and extent of actual or potential releases of hazardous substances, oil, pollutants or contaminants at or near Honolulu Harbor. The DOH issued letters in December 1995, indicating that it had identified a number of parties, including HECO, HTB and YB, who appear to be potentially responsible for the contamination and/or operate their facilities upon contaminated land. The DOH met with these identified parties in January 1996 and certain of the identified parties (including HECO, Chevron Products Company, the State of Hawaii Department of Transportation Harbors Division and others) formed a Honolulu Harbor Working Group. Effective January 30, 1998, the Working Group and the DOH entered into a voluntary agreement and scope of work to determine the nature and extent of any contamination, the responsible parties and appropriate remedial actions.

  In 1999, the Working Group submitted reports to the DOH presenting environmental conditions and recommendations for additional data gathering to allow for an assessment of the need for risk-based corrective action. The Working Group also engaged a consultant who identified 27 additional potentially responsible parties, including YB. Under the terms of the agreement for the sale of YB, HEI and TOOTS (formerly HTB) have certain indemnity obligations, including obligations with respect to the Honolulu Harbor investigation. TOOTS has joined the Working Group.

  Because the process for determining appropriate remedial and cleanup action, if any, is at an early stage, management cannot predict at this time the costs of further site analysis or future remediation and cleanup requirements, nor can it estimate when such costs would be incurred. Certain of the costs incurred may be claimed and covered under insurance policies, but such coverage is not determinable at this time.

4. Savings bank subsidiary
--------------------------------------------------------------------------------
American Savings Bank, F.S.B. and subsidiaries
Selected consolidated financial information

Income statement data

Years ended December 31                                                               1999              1998             1997
-------------------------------------------------------------------------------------------------------------------------------
(in thousands)
Interest income............................................................        $ 379,979         $ 380,661         $277,618
Interest expense...........................................................          207,168           216,994          164,662
-------------------------------------------------------------------------------------------------------------------------------
Net interest income........................................................          172,811           163,667          112,956
Provision for loan losses..................................................          (16,500)          (13,802)          (6,934)
Other income...............................................................           29,934            29,223           16,517
Operating, administrative and general expenses.............................         (125,893)         (125,438)         (77,800)
-------------------------------------------------------------------------------------------------------------------------------
Operating income...........................................................           60,352            53,650           44,739
Income taxes...............................................................           19,528            17,987           18,016
-------------------------------------------------------------------------------------------------------------------------------
Income before preferred stock dividends....................................           40,824            35,663           26,723
Preferred stock dividends..................................................           (5,412)           (5,400)            (390)
-------------------------------------------------------------------------------------------------------------------------------
Net income.................................................................        $  35,412         $  30,263         $ 26,333
===============================================================================================================================

Balance sheet data
December 31                                                                                    1999               1998
--------------------------------------------------------------------------------------------------------------------------
(in thousands)
Assets
Cash and equivalents................................................................         $  192,807         $  352,566
Held-to-maturity investment securities..............................................            186,799            111,574
Held-to-maturity mortgage/asset-backed securities...................................          1,973,146          1,791,353
Loans receivable, net...............................................................          3,211,878          3,143,197
Other...............................................................................            176,836            177,976
Goodwill and other intangibles......................................................            106,741            115,006
--------------------------------------------------------------------------------------------------------------------------
                                                                                             $5,848,207         $5,691,672
==========================================================================================================================
Liabilities and equity
Deposit liabilities.................................................................         $3,491,655         $3,865,736
Securities sold under agreements to repurchase......................................            661,215            523,800
Advances from Federal Home Loan Bank................................................          1,189,081            805,581
Other...............................................................................             70,239             83,683
--------------------------------------------------------------------------------------------------------------------------
                                                                                              5,412,190          5,278,800
Minority interests..................................................................              3,300                  -
Preferred stock.....................................................................             75,113             75,113
Common stock equity.................................................................            357,604            337,759
--------------------------------------------------------------------------------------------------------------------------
                                                                                             $5,848,207         $5,691,672
==========================================================================================================================

Acquisition of most of the Hawaii operations of Bank of America, FSB. Effective December 6, 1997, ASB acquired certain loans and other assets and assumed certain deposits and other liabilities of the Hawaii operations of BoA pursuant to a Purchase and Assumption Agreement executed on May 26, 1997, as amended. ASB used the purchase method of accounting to account for the transaction. Accordingly, the accompanying financial statements include the results of operations related to the assets acquired and liabilities assumed from the acquisition date. In this transaction, ASB assumed liabilities with an estimated fair value of $1.7 billion and paid a $0.1 billion premium on certain transferred deposit liabilities. The estimated fair value of tangible and intangible assets acquired, including cash of $0.8 billion, amounted to $1.8 billion. ASB recorded the excess of the purchase price over the estimated fair value of the identifiable net assets acquired of $72 million as goodwill and recorded the core deposit premium of approximately $20 million as an intangible asset.

Deposit-insurance premiums and regulatory developments. The Savings Association Insurance Fund (SAIF) insures the deposit accounts of ASB and other thrifts.
The Bank Insurance Fund (BIF) insures the deposit accounts of commercial banks. The FDIC administers the SAIF and BIF. In December 1997, ASB acquired BIF-assessable deposits as well as SAIF-assessable deposits from BoA.

  In December 1996, the FDIC adopted a risk-based assessment schedule for SAIF deposits, effective January 1, 1997, that was identical to the existing base rate schedule for BIF deposits: zero to 27 cents per $100 of deposits. Added to this base rate schedule through 1999 was the assessment to fund the Financing Corporation's (FICO's) interest obligations, which assessment was initially set at 6.48 cents per $100 of deposits for SAIF deposits and 1.3 cents per $100 of deposits for BIF deposits (subject to quarterly adjustment). Effective January 1, 2000, the assessment rate for funding FICO interest payments became identical for SAIF and BIF deposits at a rate of 2.12 cents per $100 of deposits. As a "well-capitalized" thrift, ASB's base deposit insurance premium effective for the December 31, 1999 quarterly payment is zero and its assessment for funding FICO interest payments is 2.12 cents per $100 of SAIF and BIF deposits, on an annual basis, based on deposits as of September 30, 1999.

Investment and mortgage/asset-backed securities.

December 31                                       1999                                                1998
-------------------------------------------------------------------------------------------------------------------------------
                                           Gross        Gross     Estimated                   Gross        Gross     Estimated
                              Carrying   unrealized  unrealized      fair        Carrying   unrealized  unrealized      fair
                               value       gains       losses       value         value       gains       losses       value
-------------------------------------------------------------------------------------------------------------------------------
(in thousands)
Investment securities:
    Stock in FHLB
      of Seattle...........  $   73,750  $     -     $      -     $   73,750    $   68,553     $     -     $     -   $   68,553
    Collateralized
      debt obligations.....      71,510      494          (42)        71,962             -           -           -            -
    Other..................      41,539        -          (90)        41,449        43,021         140           -       43,161
-------------------------------------------------------------------------------------------------------------------------------
                                186,799      494         (132)       187,161       111,574         140           -      111,714
-------------------------------------------------------------------------------------------------------------------------------
Mortgage/asset-
  backed securities:
   Private issue...........   1,000,620    1,212      (12,338)       989,494       522,307       1,212      (1,892)     521,627
   FHLMC...................     114,466      144       (1,647)       112,963       164,291       2,975          (7)     167,259
   GNMA....................     300,195      477       (5,805)       294,867       399,012       4,915        (485)     403,442
   FNMA....................     557,865    1,155      (19,364)       539,656       705,743       9,923      (1,733)     713,933
-------------------------------------------------------------------------------------------------------------------------------
                              1,973,146    2,988      (39,154)     1,936,980     1,791,353      19,025      (4,117)   1,806,261
-------------------------------------------------------------------------------------------------------------------------------
                             $2,159,945  $ 3,482     $(39,286)    $2,124,141    $1,902,927     $19,165     $(4,117)  $1,917,975
===============================================================================================================================

ASB owns private-issue mortgage/asset-backed securities and mortgage/asset-backed securities purchased from the Federal Home Loan Mortgage Corporation (FHLMC), Government National Mortgage Association (GNMA) and Federal National Mortgage Association (FNMA). ASB classifies all such mortgage/asset-backed securities owned as of December 31, 1999 as held-to-maturity securities. Contractual maturities are not presented for mortgage/asset-backed securities because these securities are not due at a single maturity date. The weighted-average interest rate for mortgage/asset-backed securities at December 31, 1999 and 1998 was 6.77% and 6.70%, respectively.

  ASB pledged mortgage/asset-backed securities with a carrying value of approximately $1.5 billion and $1.2 billion at December 31, 1999 and 1998, respectively, as collateral to secure public funds, deposits with the Federal Reserve Bank of San Francisco and advances from the FHLB of Seattle. At December 31, 1999 and 1998, mortgage/asset-backed securities sold under agreements to repurchase had a carrying value of $437 million and $542 million, respectively.

  ASB did not sell mortgage/asset-backed securities or other securities held for investment in 1999, 1998 or 1997.

Loans receivable.

December 31                                                                                    1999                1998
---------------------------------------------------------------------------------------------------------------------------
(in thousands)
Real estate loans
  Conventional......................................................................         $2,896,058          $2,852,938
  Construction and development......................................................             43,706              35,274
---------------------------------------------------------------------------------------------------------------------------
                                                                                              2,939,764           2,888,212
Loans secured by savings deposits...................................................             14,496              16,836
Consumer loans......................................................................            230,437             236,396
Commercial loans....................................................................             97,213              94,045
---------------------------------------------------------------------------------------------------------------------------
                                                                                              3,281,910           3,235,489
Undisbursed portion of loans in process.............................................            (19,486)            (31,277)
Deferred fees and discounts, including net purchase
   accounting discounts.............................................................            (24,083)            (21,236)
Allowance for loan losses...........................................................            (35,348)            (39,779)
---------------------------------------------------------------------------------------------------------------------------
Loans held to maturity..............................................................          3,202,993           3,143,197
Commercial loans held for sale......................................................              8,885                   -
---------------------------------------------------------------------------------------------------------------------------
                                                                                             $3,211,878          $3,143,197
===========================================================================================================================

At December 31, 1999 and 1998, the weighted-average interest rate for loans receivable was 7.60% and 7.78%, respectively.

  At December 31, 1999, ASB pledged loans with an amortized cost of approximately $270.3 million as collateral to secure advances from the FHLB of Seattle.

  At December 31, 1999, ASB had impaired loans totaling $38 million, which consisted of $23 million of income property loans, $13 million of residential real estate loans for properties of one to four units and $2 million of commercial loans.

At December 31, 1998, ASB had impaired loans totaling $50 million, which consisted of $39 million of income property loans, $9 million of residential real estate loans for properties of one to four units and $2 million of commercial loans. The average balances of impaired loans during 1999, 1998 and 1997 were $45 million, $44 million and $38 million, respectively. At December 31, 1999, 1998 and 1997, the allowance for loan losses for impaired loans was $4.5 million, $10.7 million and $7.1 million, respectively.

  At December 31, 1999 and 1998, ASB had nonaccrual and renegotiated loans of $74 million and $98 million, respectively.

  ASB services real estate loans ($617 million, $730 million and $872 million at December 31, 1999, 1998 and 1997, respectively), which are not included in the accompanying consolidated financial statements. ASB reports fees earned for servicing loans as income when the related mortgage loan payments are collected and charges loan servicing costs to expense as incurred.

  Mortgage loan commitments of approximately $13.6 million are not reflected in the consolidated balance sheet as of December 31, 1999. Of such commitments, $6.1 million were for variable-rate mortgage loans and $7.5 million were for fixed-rate mortgage loans.

Allowance for loan losses. For 1999, 1998 and 1997, the provision for loan losses was $16.5 million, $13.8 million and $6.9 million, respectively; net charge-offs amounted to $20.9 million, $4.0 million and $2.6 million, respectively; and the ratio of net charge-offs to average loans outstanding was 0.66%, 0.13% and 0.12%, respectively.

Real estate acquired in settlement of loans. At December 31, 1999 and 1998, ASB's real estate acquired in settlement of loans was $4.6 million and $5.6 million, respectively.

Deposit liabilities.

December 31                                                                  1999                      1998
-------------------------------------------------------------------------------------------------------------------------
                                                                     Weighted-                 Weighted-
                                                                      average                   average
(in thousands)                                                      stated rate      Amount     stated rate    Amount
-------------------------------------------------------------------------------------------------------------------------
Commercial checking..............................................            - %     $  107,491            - % $  117,589
Other checking...................................................         1.04          521,325         1.04      511,291
Passbook.........................................................         2.25        1,070,461         2.50    1,160,951
Money market.....................................................         3.00          321,315         3.37      326,685
Term certificates................................................         4.85        1,471,063         5.12    1,749,220
-------------------------------------------------------------------------------------------------------------------------
                                                                          3.16%      $3,491,655         3.49%  $3,865,736
=========================================================================================================================

At December 31, 1999 and 1998, deposit accounts of $100,000 or more totaled $0.7 billion and $1.1 billion, respectively.

  The approximate amounts of term certificates outstanding at December 31, 1999 with scheduled maturities for 2000 through 2004 were $1.2 billion in 2000, $73.6 million in 2001, $19.6 million in 2002, $14.9 million in 2003 and $85.9 million in 2004.

  Interest expense on savings deposits by type of deposit was as follows:

Years ended December 31                                                                   1999      1998     1997
-------------------------------------------------------------------------------------------------------------------
(in thousands)
Interest-bearing checking.............................................................  $  5,169  $  5,706  $ 3,627
Passbook..............................................................................    25,939    33,050   26,769
Money market..........................................................................    10,942    12,958    3,517
Term certificates.....................................................................    78,288    90,355   55,186
-------------------------------------------------------------------------------------------------------------------
                                                                                        $120,338  $142,069  $89,099
===================================================================================================================

Securities sold under agreements to repurchase.

December 31, 1999
------------------------------------------------------------------------------------------------------------------
                                                                         Collateralized by mortgage/asset-backed
                                           Repurchase    Weighted                        securities
                                                                       -------------------------------------------
Maturity                                   liability   average rate       Carrying value            Market value
------------------------------------------------------------------------------------------------------------------
(in thousands)
1 to 29 days............................    $ 42,741        5.34%            $ 52,874                 $ 51,586
30 to 90 days...........................     195,861        5.55              222,791                  213,814
Over 90 days............................     422,613        5.61              470,647                  461,043
--------------------------------------------------------------------------------------------------------------
                                            $661,215        5.58%            $746,312                 $726,443
==============================================================================================================

At December 31, 1999, securities sold under agreements to repurchase consisted of mortgage/asset-backed securities sold under fixed-coupon agreements. The FHLMC, GNMA and FNMA mortgage/asset-backed securities are book-entry securities and were delivered by appropriate entry into the counterparties' accounts at the Federal Reserve System. The remaining securities underlying the agreements were delivered to the brokers/dealers who arranged the transactions. The carrying value of securities underlying the agreements remained in ASB's asset accounts and the obligation to repurchase securities sold is reflected as a liability in the consolidated balance sheet. At December 31, 1999 and 1998, ASB had agreements to repurchase identical securities totaling $661 million and $524 million, respectively. At December 31, 1999 and 1998, the weighted-average rate on securities sold under agreements to repurchase was 5.58% and 5.33%, respectively, and the weighted-average remaining days to maturity was 163 days and 135 days, respectively. During 1999, 1998 and 1997, securities sold under agreements to repurchase averaged $540 million, $487 million and $561 million, respectively, and the maximum amount outstanding at any month-end was $661 million, $652 million and $765 million, respectively.

Advances from Federal Home Loan Bank.

December 31                                                                1999                               1998
-------------------------------------------------------------------------------------------------------------------------------
                                                                Weighted-                          Weighted-
                                                                average                             average
                                                              stated rate        Amount           stated rate        Amount
-------------------------------------------------------------------------------------------------------------------------------
(in thousands)
Due in
1999.....................................................          - %         $        -             5.55%         $176,800
2000.....................................................       5.74              371,760             5.64           107,760
2001.....................................................       6.47              301,000             6.44           110,000
2002.....................................................       6.60               77,800             6.96            37,500
2003.....................................................       5.99              221,200             5.93           180,200
2004.....................................................       6.87               90,821             6.90            75,821
Thereafter...............................................       7.00              126,500             7.01           117,500
-------------------------------------------------------------------------------------------------------------------------------
                                                                6.25%          $1,189,081             6.17%         $805,581
===============================================================================================================================

Advances from the FHLB of Seattle are secured by mortgage/asset-backed securities and stock in the FHLB of Seattle. As a member of the FHLB system, ASB is required to own a specific number of shares of capital stock of the FHLB of Seattle and is required to maintain cash and investments in U.S. Government and other qualifying securities in an amount equal to 4% of the amount of its savings accounts and other obligations due within one year.

Common stock equity. As of December 31, 1999, ASB was in compliance with the minimum capital requirements under the Office of Thrift Supervision regulations.

5 . International power subsidiary
--------------------------------------------------------------------------------

China project. In 1998 and 1999, the HEIPC Group acquired what is now a 75% interest in a joint venture, Baotou Tianjiao Power Co., Ltd., formed to design, construct, own, operate and manage a 200 MW (net) coal-fired power plant to be located in Inner Mongolia, People's Republic of China. Ownership of the plant will be transferred, without charge, to the sole purchaser of the power in approximately 20 years. Construction has commenced and the first of two units is expected to be on line by early 2001 and the second unit six months thereafter. As of December 31, 1999, the HEIPC Group had invested $24 million and is committed to invest up to an additional $86 million toward the China project.

Subsequent event. On February 10, 2000, an indirect subsidiary of HEIPC signed an agreement to acquire a 50% interest in El Paso Philippines Holding Company, Inc. (EPHC), which is an indirect subsidiary of El Paso Energy Corporation, for $87 million plus up to an additional $6 million of contingent payments. The acquisition is subject to several conditions precedent which must be met or waived before closing. EPHC owns approximately 91.7% of the common shares of East Asia Power Resources Corporation, a Philippines holding company primarily engaged in the electric generation business in Manila and Cebu through its direct and indirect subsidiaries, using land and barge-based generating facilities, fired by bunker fuel oil, with total installed capacity of approximately 390 MW.

6 . Regulatory assets
--------------------------------------------------------------------------------

In accordance with SFAS No. 71, the Company's financial statements reflect assets and costs of HECO and its subsidiaries and YB (prior to the sale of YB) based on current cost-based rate-making regulations. Continued accounting under SFAS No. 71 requires that certain criteria be met. Management believes HECO and its subsidiaries' operations currently satisfy the criteria. However, if events or circumstances should change so that the criteria are no longer satisfied, management believes that a material adverse effect on the Company's results of operations, financial position or liquidity may result.
  Regulatory assets are expected to be fully recovered through rates over PUC authorized periods ranging from 1 to 36 years and included the following deferred costs:

December 31                                                                   1999            1998
--------------------------------------------------------------------------------------------------------
(in thousands)
Income taxes.................................................                 $ 57,692        $ 54,506
Postretirement benefits other than pensions..................                   23,267          27,108
Other........................................................                   33,800          28,845
--------------------------------------------------------------------------------------------------------
                                                                              $114,759        $110,459
========================================================================================================

7 . Short-term borrowings
------------------------------------------------------------------------------
Short-term borrowings consisted of commercial paper issued by HEI and HECO at December 31, 1999 and 1998 and had a weighted-average interest rate of 6.9% and 5.9%, respectively.
  At December 31, 1999 and 1998, HEI maintained bank lines of credit which totaled $104 million and $130 million, respectively, and HECO maintained bank lines of credit which totaled $125 million. The HEI and HECO lines of credit support the issuance of commercial paper. There were no borrowings under any line of credit during 1999 or 1998.

8 . Long-term debt

December 31                                                                                   1999          1998
---------------------------------------------------------------------------------------------------------------------------
(in thousands)
HELCO first mortgage bonds - 7.75%-7.88%, due 2002-2003.............................       $  5,000        $  5,000
---------------------------------------------------------------------------------------------------------------------------
Obligations to the State of Hawaii for the repayment of special purpose revenue bonds issued on behalf of electric utility subsidiaries
   4.95%, due 2012....................................................................       57,500          57,500
   7.20%-7.63%, due 2014-2018.........................................................            -          61,400
   5.45%-7.60%, due 2020-2023.........................................................      240,000         260,000
   5.65%-6.60%, due 2025-2027.........................................................      272,000         272,000
   5.50%-6.20%, due 2014-2029.........................................................      116,400               -
---------------------------------------------------------------------------------------------------------------------------
                                                                                            685,900         650,900
   Less funds on deposit with trustees..............................................        (40,221)        (29,684)
   Less unamortized discount........................................................         (4,650)         (4,218)
---------------------------------------------------------------------------------------------------------------------------
                                                                                            641,029         616,998
---------------------------------------------------------------------------------------------------------------------------
Promissory notes
   6.13%-7.13%, due in various years through 2014.....................................      305,500         208,500
   8.20%-8.70%, due in various years through 2011.....................................       26,000          34,100
   Variable rate (5.7% at December 31, 1998), paid in 1999............................            -          35,000
---------------------------------------------------------------------------------------------------------------------------
                                                                                            331,500         277,600
---------------------------------------------------------------------------------------------------------------------------
                                                                                           $977,529        $899,598
===========================================================================================================================

The first mortgage bonds of HELCO have been secured by a mortgage which purports to be a lien on substantially all of the real and personal property now owned or hereafter acquired by HELCO.
  At December 31, 1999, the aggregate principal payments required on long-term debt for 2000 through 2004 are $10 million in 2000, $57 million in 2001, $62 million in 2002, $39 million in 2003 and $1 million in 2004.

9 . HEI- and HECO-obligated preferred securities of trust subsidiaries
------------------------------------------------------------------------------
In February 1997, Hawaiian Electric Industries Capital Trust I, a grantor trust and wholly owned subsidiary of HEI, issued and sold 4 million of its HEI-obligated 8.36% preferred securities (trust preferred securities), with an aggregate liquidation value of $100 million. The trust preferred securities have no scheduled maturity and are not redeemable at the option of the holders, but may be redeemed by Hawaiian Electric Industries Capital Trust I, in whole or in part, from time to time, after February 4, 2002.
  In March 1997, HECO Capital Trust I, a grantor trust and wholly owned subsidiary of HECO, issued and sold 2 million of its HECO-obligated 8.05% Cumulative Quarterly Income Preferred Securities, Series 1997, with an aggregate liquidation value of $50 million. The Cumulative Quarterly Income Preferred Securities must be redeemed at the maturity of the underlying debt on March 27, 2027, which maturity may be shortened to a date no earlier than March 27, 2002 or extended to a date no later than March 27, 2046, and are not redeemable at the option of the holders, but may be redeemed by HECO Capital Trust I, in whole or in part, from time to time, on or after March 27, 2002.
  In December 1998, HECO Capital Trust II, a grantor trust and wholly owned subsidiary of HECO, issued and sold 2 million of its HECO-obligated 7.30% Cumulative Quarterly Income Preferred Securities, Series 1998, with an aggregate liquidation value of $50 million. The Cumulative Quarterly Income Preferred Securities must be redeemed at the maturity of the underlying debt on December 15, 2028, which maturity may be shortened to a date no earlier than December 15, 2003 or extended to a date no later than December 15, 2047, and are not redeemable at the option of the holders, but may be redeemed by HECO Capital Trust II, in whole or in part, from time to time, on or after December 15, 2003.

10 . Common stock
-------------------------------------------------------------------------------
Changes to common stock were as follows:

                                                1999                        1998                        1997
----------------------------------------------------------------------------------------------------------------------
                                                      Common                      Common                      Common
                                        Shares        stock        Shares         stock         Shares         stock
----------------------------------------------------------------------------------------------------------------------
(in thousands)
Balance, January 1..................       32,116      $661,720       31,895      $654,819        30,853      $622,945
Issuance of common stock
 Dividend reinvestment and
     stock purchase plan............            -             -           30         1,174           686        24,847
 Retirement savings and
     other plans....................           97         3,449          191         6,857           356        12,750
Expenses and other..................            -           166            -        (1,130)            -        (5,723)
----------------------------------------------------------------------------------------------------------------------
Balance, December 31................       32,213      $665,335       32,116      $661,720        31,895      $654,819
======================================================================================================================

At December 31, 1999, HEI had reserved a total of 9.4 million shares of common stock for future issuance under the HEI Dividend Reinvestment and Stock Purchase Plan, the Hawaiian Electric Industries Retirement Savings Plan, the 1987 Stock Option and Incentive Plan and other plans.

11 . Income taxes
------------------------------------------------------------------------------
The components of income taxes attributable to income from continuing operations were as follows:

Years ended December 31                                                      1999             1998           1997
-------------------------------------------------------------------------------------------------------------------
(in thousands)
Federal
 Current............................................................        $55,278         $56,118         $52,037
 Deferred...........................................................            692          (2,452)           (525)
 Deferred tax credits, net..........................................         (1,596)         (1,634)         (1,621)
-------------------------------------------------------------------------------------------------------------------
                                                                             54,374          52,032          49,891
-------------------------------------------------------------------------------------------------------------------
State
 Current............................................................            902           3,497           5,773
 Deferred...........................................................            293             295             441
 Deferred tax credits, net..........................................          1,421           1,129           2,668
-------------------------------------------------------------------------------------------------------------------
                                                                              2,616           4,921           8,882
-------------------------------------------------------------------------------------------------------------------
                                                                            $56,990         $56,953         $58,773
===================================================================================================================

In March 1998, ASB formed a subsidiary, ASB Realty Corporation, which elects to be taxed as a real estate investment trust. This reorganization has reduced ASB's state income taxes by $2.8 million for 1999 and $2.5 million for 1998. Although the State of Hawaii has indicated in a tax information release that it may challenge the tax treatment of this reorganization, ASB believes that its tax position is proper.

  A reconciliation of the amount of income taxes computed at the federal statutory rate of 35% to the amount provided in the Company's consolidated statements of income was as follows:

Years ended December 31                                                       1999            1998          1997
------------------------------------------------------------------------------------------------------------------
(in thousands)
Amount at the federal statutory income tax rate.....................        $52,459        $53,053         $52,716
State income taxes, net of effect on federal income taxes...........          1,700          3,199           5,773
Preferred stock dividends of subsidiaries...........................            747          2,102           2,189
Other, net..........................................................          2,084         (1,401)         (1,905)
------------------------------------------------------------------------------------------------------------------
                                                                            $56,990        $56,953         $58,773
==================================================================================================================

The tax effects of temporary differences that give rise to deferred tax assets and liabilities were as follows:

December 31                                                                          1999        1998
------------------------------------------------------------------------------------------------------------
(in thousands)
Deferred tax assets
   Property, plant and equipment.............................................     $ 11,816       $ 12,186
   Contributions in aid of construction and customer advances................       51,834         55,249
   Allowance for loan losses.................................................       13,100         10,984
   Other.....................................................................       26,535         30,194
------------------------------------------------------------------------------------------------------------
                                                                                   103,285        108,613
------------------------------------------------------------------------------------------------------------
Deferred tax liabilities
   Property, plant and equipment.............................................      173,248        185,598
   Leveraged leases..........................................................       42,915         44,151
   Regulatory assets.........................................................       22,423         21,163
   FHLB stock dividend.......................................................       12,298         10,231
   Other.....................................................................       33,678         33,608
------------------------------------------------------------------------------------------------------------
                                                                                   284,562        294,751
------------------------------------------------------------------------------------------------------------
Net deferred income tax liability............................................     $181,277       $186,138
============================================================================================================

The ultimate realization of deferred tax assets is dependent upon the generation future taxable income during the periods in which those temporary differences become deductible. Based upon historical taxable income, projections for future taxable income and tax planning strategies, management believes it is more likely than not the Company will realize the benefits of the deferred tax assets and provided no valuation allowance for deferred tax assets during 1999, 1998 and 1997.

12 . Cash flows
-------------------------------------------------------------------------------
Supplemental disclosures of cash flow information. In 1999, 1998 and 1997, the Company paid interest amounting to $282 million, $279 million and $218 million, respectively.
  In 1999, 1998 and 1997, the Company paid income taxes amounting to $83 million, $32 million and $61 million, respectively. The increase in income taxes paid in 1999 compared to 1998 was primarily due to a change in the timing of the recognition of ASB's taxable income from ASB Realty Corporation, partly offset by a change in the timing of Public Service Company tax deductions.

Supplemental disclosures of noncash activities. In 1997, HEI shareholders reinvested common stock dividends amounting to $15 million. Beginning in March 1998, HEI acquired for cash its common shares in the open market, rather than issuing additional shares, to satisfy the requirements of the HEI Dividend Reinvestment and Stock Purchase Plan.
  In 1999, 1998 and 1997, HECO and its subsidiaries capitalized as part of the cost of electric utility plant an allowance for equity funds used during construction amounting to $4 million, $10 million and $11 million, respectively.

13 . Stock option and incentive plan
-------------------------------------------------------------------------------
Under the 1987 Stock Option and Incentive Plan, as amended, HEI may issue an aggregate of 2,650,000 shares of common stock to officers and key employees as incentive stock options, nonqualified stock options, restricted stock, stock appreciation rights, stock payments or dividend equivalents. HEI has granted only nonqualified stock options to date. For the nonqualified stock options, the exercise price of each option generally equals the market price of HEI's stock on or near the date of grant. Options generally become exercisable in installments of 25% each year for four years, and expire if not exercised ten years from the date of the grant. Certain options include dividend equivalents over the four-year vesting period and are accounted for as compensatory options under variable plan accounting.
  The Company applies the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for stock-based compensation awards. The Company recorded compensation expense (recovery) of ($1.1 million) as a result of the reduction in the per share market value of the Company's common stock in 1999, $1.0 million in 1998 and $0.9 million in 1997 for the nonqualified stock options and dividend equivalents. As of January 1, 1996, the Company adopted the disclosure-only option under SFAS No. 123, "Accounting for Stock-Based Compensation." If the accounting provisions of SFAS No. 123 had been adopted, the effect on 1999, 1998 and 1997 basic and diluted earnings per share would have been less than five cents per share for 1999, 1998 and 1997.

  Information about HEI's stock option plan was summarized as follows:

                                             1999                           1998                          1997
-----------------------------------------------------------------------------------------------------------------------
                                                   Weighted-                      Weighted-                    Weighted-
                                                    average                       average                      average
                                                   exercise                       exercise                     exercise
                                     Shares         price          Shares          price          Shares        price
-----------------------------------------------------------------------------------------------------------------------
Outstanding, January 1...........     543,375        $36.40        639,550         $35.78        610,875         $36.32
Granted..........................     224,500         35.59         86,000          40.99        145,000          34.61
Exercised........................     (24,000)        34.34       (135,425)         35.11        (84,825)         35.90
Forfeited or expired.............      (4,000)        38.27        (46,750)         40.08        (31,500)         40.61
-----------------------------------------------------------------------------------------------------------------------
Outstanding, December 31.........     739,875        $36.21        543,375         $36.40        639,550         $35.78
=======================================================================================================================

Options exercisable,
   December 31...................     386,125        $36.08        295,875         $36.12        355,925         $36.87
=======================================================================================================================

The weighted-average fair value of each option granted during the year was $7.08, $8.42 and $7.65 (at grant date) in 1999, 1998 and 1997, respectively. The weighted-average assumptions used to estimate fair value include: risk-free interest rate of 5.2%, 5.6% and 6.7%; expected volatility of 14.3%, 12.4% and 9.8%; expected dividend yield of 6.7%, 6.7% and 6.8% for 1999, 1998 and 1997, respectively, and expected life of 4.5 years for each of the three years.
  The weighted-average fair value of each option grant is estimated on the date of grant using a Binomial Option Pricing Model. At December 31, 1999, unexercised stock options have exercise prices ranging from $32.72 to $41.00 per common share, and a weighted-average remaining contractual life of 7.0 years.

14 . Retirement benefits
-------------------------------------------------------------------------------
Pensions. The Company has several defined benefit pension plans which cover substantially all employees. In general, benefits are based on the employees' years of service and base compensation.

Postretirement benefits other than pensions. The Company provides various postretirement benefits other than pensions to eligible employees upon retirement. HEI and the electric utility subsidiaries provide eligible employees health and life insurance benefits upon retirement. The amount of health benefits is based on retirees' years of service and retirement date. Generally, employees are eligible for these benefits if, upon retirement, they participate in one of the Company's defined benefit pension plans.

Plan amendments. In August 1998, HECO, MECO and HELCO employees represented by the International Brotherhood of Electrical Workers, Local 1260, ratified a collective bargaining agreement for a two-year period from November 1, 1998 through October 31, 2000 and covering approximately 63% of the electric utilities' employees. Under the agreement, HECO and its subsidiaries amended the pension and the postretirement welfare benefits plans effective January 1, 1999.

The changes in benefit obligations and plan assets, the funded status of the plans and the unrecognized and recognized amounts in the balance sheet were as follows:

                                                         Pension benefits                      Other benefits
                                              ------------------------------------------------------------------------
(in thousands)                                        1999               1998              1999               1998
----------------------------------------------------------------------------------------------------------------------
Benefit obligation, January 1.................         $ 643,941          $583,210          $136,879          $185,134
Service cost..................................            23,363            21,629             3,458             4,831
Interest cost.................................            40,243            39,091             8,230            10,760
Amendments....................................                11           (11,193)                -           (43,212)
Actuarial loss (gain).........................          (108,980)           36,575           (16,395)          (15,433)
Benefits paid.................................           (29,339)          (25,371)           (5,610)           (5,201)
Adjustment due to sale of
     freight transportation operations........           (17,297)                -            (7,157)                -
----------------------------------------------------------------------------------------------------------------------
Benefit obligation, December 31...............           551,942           643,941           119,405           136,879
----------------------------------------------------------------------------------------------------------------------
Fair value of plan assets, January 1..........           732,141           646,968            85,534            66,030
Actual return on plan assets..................           208,856           104,263            29,916            10,084
Employer contribution.........................             2,523             6,281             7,444            14,621
Benefits paid.................................           (29,339)          (25,371)           (5,610)           (5,201)
Adjustment due to sale of
     freight transportation operations........           (21,274)                -            (4,659)                -
----------------------------------------------------------------------------------------------------------------------
Fair value of plan assets, December 31........           892,907           732,141           112,625            85,534
----------------------------------------------------------------------------------------------------------------------
Funded status.................................           340,965            88,200            (6,780)          (51,345)
Unrecognized net actuarial gain...............          (344,162)          (95,660)          (64,978)          (31,334)
Unrecognized net transition obligation........             7,902            10,306            42,616            49,617
Unrecognized prior service cost...............            (8,632)           (6,837)                -                 -
----------------------------------------------------------------------------------------------------------------------
Accrued benefit cost, December 31.............         $  (3,927)         $ (3,991)         $(29,142)         $(33,062)
======================================================================================================================
Amounts recognized in the balance sheet
 consist of:
     Prepaid benefit cost.....................         $   4,329          $  3,017          $      -          $      -
     Accrued benefit liability................            (9,016)           (7,786)          (29,142)          (33,062)
     Intangible asset.........................               238               320                 -                 -
     Accumulated other
        comprehensive income..................               522               458                 -                 -
----------------------------------------------------------------------------------------------------------------------
Accrued benefit cost, December 31.............         $  (3,927)         $ (3,991)         $(29,142)         $(33,062)
======================================================================================================================

The following weighted-average assumptions were used in the accounting for the plans:

                                                          Pension benefits                        Other benefits
                                              -----------------------------------------------------------------------------
December 31                                        1999         1998         1997         1999         1998         1997
---------------------------------------------------------------------------------------------------------------------------
Discount rate.................................        7.75%        6.50%        7.00%        7.75%        6.50%        7.00%
Expected return on plan assets................        10.0         10.0         10.0         10.0         10.0         10.0
Rate of compensation increase.................         4.6          4.5          5.0          4.6          4.6          5.0

At December 31, 1999, the assumed health care trend rates for 2000 and future years were as follows: medical, 6.3%; dental, 4.8%; and vision, 4.3%.
  The components of net periodic benefit cost were as follows:

                                                       Pension benefits                             Other benefits
                                        --------------------------------------------------------------------------------------
Years ended December 31                       1999           1998           1997           1999          1998          1997
------------------------------------------------------------------------------------------------------------------------------
(in thousands)
Service cost............................      $ 23,363       $ 21,629       $ 20,040       $ 3,458       $ 4,831       $ 6,379
Interest cost...........................        40,243         39,091         37,462         8,230        10,760        12,475
Expected return on plan assets..........       (61,923)       (55,924)       (45,265)       (8,062)       (6,765)       (4,382)
Amortization of unrecognized transition
 obligation.............................         2,348          2,352          2,352         3,511         5,846         6,585
Amortization of prior service cost......          (221)           379            625             -             -             -
Recognized actuarial loss (gain)........           224            (68)           254        (1,610)       (1,197)            -
Additional loss (gain) due to
    SFAS No. 88.........................          (987)            77              -           (30)            -             -
-------------------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost...............      $  3,047       $  7,536       $ 15,468       $ 5,497       $13,475       $21,057
==============================================================================================================================

Of the net periodic pension benefit costs, the Company expensed $3 million, $6 million and $12 million in 1999, 1998 and 1997, respectively, and primarily charged the remaining amounts to electric utility plant. Of the net periodic other benefit costs, the Company expensed $4 million, $10 million and $16 million in 1999, 1998 and 1997, respectively, and primarily charged the remaining amounts to electric utility plant.
  At December 31, 1999 and 1998, the Company had pension plans in which the accumulated benefit obligations exceeded plan assets at fair value, but such plans did not have material benefit obligations.
  The health care cost trend rate assumptions can have a significant effect on the amounts reported for other benefits. At December 31, 1999, a one-percentage-point increase in the assumed health care cost trend rates would have increased the total service and interest cost by $0.5 million and the postretirement benefit obligation by $5.2 million, and a one-percentage-point decrease would have reduced the total service and interest cost by $0.6 million and the postretirement benefit obligation by $5.5 million.

15 . Regulatory restrictions on net assets
--------------------------------------------------------------------------------
At December 31, 1999, HEI subsidiaries could not transfer approximately $683 million of net assets to HEI in the form of dividends, loans or advances without regulatory approval. HEI management expects that the regulatory restrictions will not materially affect the operations of the Company nor HEI's ability to pay common stock dividends.

16 . Significant group concentrations of credit risk
--------------------------------------------------------------------------------
Most of the Company's business activity is with customers located in the State of Hawaii. Most of the Company's financial instruments are based in the State of Hawaii, except for the mortgage/asset-backed securities. Substantially all real estate loans receivable are secured by real estate in Hawaii. ASB's policy is to require mortgage insurance on all real estate loans with a loan to appraisal ratio in excess of 80% at origination. At December 31, 1999, ASB's private-issue mortgage/asset-backed securities represented whole or participating interests in pools of mortgage loans collateralized by real estate in the continental U.S., and approximately 43% of the portfolio was collateralized by real estate in California. As of December 31, 1999, various securities rating agencies had rated the private-issue mortgage/asset-backed securities held by ASB as investment grade.

17 . Discontinued operations
--------------------------------------------------------------------------------
Malama Pacific Corp. (MPC). On September 14, 1998, the HEI Board of Directors adopted a plan to exit the residential real estate development business (engaged in by MPC and its subsidiaries) by September 1999. Accordingly, MPC management commenced a program to sell all of MPC's real estate assets and investments and HEI reported MPC as a discontinued operation in the Company's consolidated statements of income in the third quarter of 1998. In the slow Hawaii real estate market, however, the plan to dispose of MPC's real estate assets and investments is taking longer than expected. Due to the decline in values of its real estate assets and investments, MPC recognized impairment losses of $19.3 million in 1998 in accordance with the provisions of SFAS No. 121, notwithstanding the plan to exit the residential real estate development business. MPC recognized impairment losses of $4.2 million in 1997. Operating activity of the residential real estate development business for the period September 14, 1998 through December 31, 1998 was not significant. In 1999, MPC's loss from operations, excluding interest expense, was not significant and MPC received $10 million in net proceeds from the sale of properties. Based on sales contracts executed in 1999, MPC expects to receive $6 million in net proceeds in 2000 and future years. In 1999, actual losses on real estate dispositions were less than originally estimated and certain contractual commitments were successfully renegotiated. Thus, in 1999, the Company reversed $4.0 million of the loss reserve established in 1998.

  Selected financial information for the discontinued operations of MPC and subsidiaries is as follows:

Years ended December 31                                                   1999           1998              1997
------------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
Operations
Revenues......................................................            $    -        $  3,313           $ 7,702
==================================================================================================================
Operating loss (including impairment writedowns)..............            $    -        $(20,648)          $(6,518)
Interest expense..............................................                 -          (1,609)           (2,315)
Income tax benefits...........................................                 -          (8,659)           (3,432)
------------------------------------------------------------------------------------------------------------------
Loss from operations..........................................                 -         (13,598)           (5,401)
------------------------------------------------------------------------------------------------------------------

Disposal
Gain (loss), including 1998 provision of $5,000  for
     loss from operations during phase-out period.............             6,471         (16,343)                -
Income taxes (benefits).......................................             2,518          (6,359)                -
------------------------------------------------------------------------------------------------------------------
Gain (loss) on disposal.......................................             3,953          (9,984)                -
------------------------------------------------------------------------------------------------------------------
Gain (loss) from discontinued operations of MPC...............            $3,953        $(23,582)          $(5,401)
==================================================================================================================
Basic earnings (loss) per common share........................            $ 0.12        $  (0.74)          $ (0.17)
==================================================================================================================
Diluted earnings (loss) per common share......................            $ 0.12        $  (0.73)          $ (0.17)
==================================================================================================================

As of December 31, 1999, the remaining net assets of the discontinued residential real estate development operations amounted to $17 million (included in "Other" assets) and consisted primarily of real estate assets, receivables and deferred tax assets, reduced by loans and accounts payable. The amounts that MPC will ultimately realize from the sale of the real estate assets could differ materially from the recorded amounts.
  Prior to September 14, 1998, interest expense (in the above table) consisted of actual interest accrued on MPC's borrowings from banks and other third parties, and allocated interest calculated at HEI's existing commercial paper rates applied to intercompany borrowing amounts. Interest costs included in the determination of the loss on disposal of MPC amounted to $2 million and consisted of interest expected to be incurred on MPC's borrowings from banks and other third parties and allocated interest. Allocated interest was calculated at HEI's weighted-average cost of debt applied to 80% of MPC's expected remaining assets, net of bank and other third party debt, over the expected disposal period.
The Hawaiian Insurance & Guaranty Company, Limited (HIG). HIG and its subsidiaries (collectively, the HIG Group) were property and casualty insurance companies. In December 1992, due to a significant increase in the estimate of policyholder claims from Hurricane Iniki, the HEI Board of Directors concluded it would not contribute additional capital to HIG and the remaining investment in the HIG Group was written off. On December 24, 1992, a formal rehabilitation order vested full control over the HIG Group in the Insurance Commissioner of the State of Hawaii (the Rehabilitator) and her deputies. HEI Diversified, Inc. (HEIDI) was the holder of record of all the common stock of HIG until August 16, 1994. In 1994, the Company settled a lawsuit stemming from this situation, with the Company making a settlement payment of $32 million to the Rehabilitator. HEI and HEIDI sought reimbursement for the settlement, interest and defense costs from three director and officer liability insurance carriers. In August 1998, the Company settled all claims with the three former insurance carriers relating to the 1994 settlement payment. The Company received $24.5 million ($13.8 million net of estimated expenses and income taxes, or $0.43 in basic and diluted earnings per common share for 1998), and recorded the settlement as a net gain on disposal of discontinued operations in the third quarter of 1998.

18 . Fair value of financial instruments
--------------------------------------------------------------------------------
The Company used the following methods and assumptions to estimate the fair value of each applicable class of financial instruments for which it is practicable to estimate that value:

Cash and equivalents and short-term borrowings. The carrying amount approximated fair value because of the short maturity of these instruments.

Investment and mortgage/asset-backed securities. Fair value was based on quoted market prices or dealer quotes.

Loans receivable. For certain categories of loans, such as some residential mortgages, credit card receivables, and other consumer loans, fair value was estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans was estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for similar remaining maturities.

Deposit liabilities. The fair value of demand deposits, savings accounts, and certain money market deposits was estimated using the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit was estimated using the rates currently offered for deposits of similar remaining maturities.

Securities sold under agreements to repurchase. Fair value was estimated using dealer quotes for securities sold under agreements to repurchase with similar terms and remaining maturities.

Advances from Federal Home Loan Bank and long-term debt. Fair value was estimated by discounting the future cash flows using the current rates available for borrowings with similar remaining maturities.

HEI- and HECO-obligated preferred securities of trust subsidiaries. Fair value was based on quoted market prices.

Preferred stock of electric utility subsidiaries subject to mandatory redemption. At December 31, 1998, fair value was estimated using optional redemption prices and par values as the preferred stock was redeemed in January 1999.
  The estimated fair values of certain of the Company's financial instruments were as follows:

December 31                                                              1999                               1998
-------------------------------------------------------------------------------------------------------------------------------
                                                                Carrying         Estimated         Carrying         Estimated
                                                                 amount          fair value         amount          fair value
-------------------------------------------------------------------------------------------------------------------------------
(in thousands)
Financial assets
 Cash and equivalents....................................        $  199,906       $  199,906        $  412,254       $  412,254
 Investment and mortgage/asset-backed securities.........         2,159,945        2,124,141         1,902,927        1,917,975
 Loans receivable, net...................................         3,211,878        3,226,292         3,143,197        3,172,543
Financial liabilities
 Deposit liabilities.....................................         3,491,655        3,475,044         3,865,736        3,867,051
 Short-term borrowings...................................           151,833          151,833           222,847          222,847
 Securities sold under agreements to repurchase..........           661,215          653,624           523,800          522,762
 Advances from Federal Home Loan Bank....................         1,189,081        1,167,027           805,581          831,277
 Long-term debt..........................................           977,529          935,352           899,598          938,395
HEI- and HECO-obligated preferred
   securities of trust subsidiaries......................           200,000          165,000           200,000          202,453
Preferred stock of electric utility subsidiaries subject
 to mandatory redemption.................................                 -                -            33,080           34,466

Off-balance sheet

 Commitments to extend credit /1/
-------------------------------------------------------------------------------------------------------------------------------

/1/ At December 31, 1999 and 1998, neither the commitment fees received on commitments to extend credit nor the fair value thereof were significant to the Company's consolidated financial statements.

Limitations. The Company makes fair value estimates at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result if the Company were to sell its entire holding of a particular financial instrument at one time. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

  Fair value estimates are provided for certain financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses could have a significant effect on fair value estimates and have not been considered.

19. Quarterly information (unaudited)
--------------------------------------------------------------------------------

Selected quarterly information was as follows:

                                                                 Quarters ended                          Year ended
--------------------------------------------------------------------------------------------------
1999                                         Mar. 31      Jun. 30       Sep. 30       Dec. 31               Dec. 31
-------------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
Revenues /1/.............................     $352,247      $369,688      $392,450      $408,905         $1,523,290
Operating income /1/.....................       54,032        58,710        56,551        64,578            233,871
Net income
   Continuing operations /1/.............     $ 20,754      $ 22,756      $ 21,632      $ 27,752         $   92,894
   Discontinued operations...............            -             -             -         3,953              3,953
                                         ---------------------------------------------------------------------------
                                              $ 20,754      $ 22,756      $ 21,632      $ 31,705         $   96,847
                                         ---------------------------------------------------------------------------
Basic earnings per common share /2/
   Continuing operations /1/.............     $   0.65      $   0.71      $   0.67      $   0.86         $     2.89
   Discontinued operations...............            -             -             -          0.12               0.12
                                         ---------------------------------------------------------------------------
                                              $   0.65      $   0.71      $   0.67      $   0.98         $     3.01
                                         ---------------------------------------------------------------------------
Diluted earnings per common share /3/
   Continuing operations /1/.............     $   0.64      $   0.71      $   0.67      $   0.86         $     2.88
   Discontinued operations...............            -             -             -          0.12               0.12
                                         ---------------------------------------------------------------------------
                                              $   0.64      $   0.71      $   0.67      $   0.98         $     3.00
                                         ---------------------------------------------------------------------------
Dividends per common share...............     $   0.62      $   0.62      $   0.62      $   0.62         $     2.48
Market price per common share /4/
   High..................................        40.50         36.88         36.38         36.13              40.50
   Low...................................        34.50         34.56         34.38         28.06              28.06

                                                                          Quarters ended                      Year ended
-----------------------------------------------------------------------------------------------------
1998                                         Mar. 31        Jun. 30        Sep. 30         Dec. 31               Dec. 31
------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
Revenues.................................     $374,858       $360,665       $377,318         $372,324         $1,485,165
Operating income.........................       56,461         54,114         62,299           51,772            224,646
Net income (loss)
   Continuing operations.................     $ 22,819       $ 22,921       $ 27,779         $ 21,109         $   94,628
   Discontinued operations...............         (596)          (528)        (8,693)               -             (9,817)
                                            ----------------------------------------------------------------------------
                                              $ 22,223       $ 22,393       $ 19,086         $ 21,109         $   84,811
                                            ----------------------------------------------------------------------------
Basic earnings (loss) per common share /2/
   Continuing operations.................     $   0.72       $   0.72       $   0.87         $   0.66         $     2.96
   Discontinued operations...............        (0.02)         (0.02)         (0.27)               -              (0.31)
                                            ----------------------------------------------------------------------------
                                              $   0.70       $   0.70       $   0.60         $   0.66         $     2.65
                                            ----------------------------------------------------------------------------
Diluted earnings (loss) per common share /3/
   Continuing operations.................     $   0.71       $   0.72       $   0.86         $   0.66         $     2.95
   Discontinued operations...............        (0.02)         (0.02)         (0.27)               -              (0.31)
                                            ----------------------------------------------------------------------------
                                              $   0.69       $   0.70       $   0.59         $   0.66         $     2.64
                                            ----------------------------------------------------------------------------
Dividends per common share...............     $   0.62       $   0.62       $   0.62         $   0.62         $     2.48
Market price per common share /4/
   High..................................        42.19          42.00          41.25            42.56              42.56
   Low...................................        38.69          37.88          36.38            38.50              36.38
------------------------------------------------------------------------------------------------------------------------

1 Amounts for the fourth quarter include the elimination of an HEIIC loss accrual ($3.7 million pretax, $2.3 million after tax) and a reversal of the loss recorded in the third quarter for the sale of YB and HTB assets partly due to higher than expected proceeds on the sale of HTB's assets ($3.3 million pretax, $2.0 million after tax).
2 The quarterly basic earnings (loss) per common share are based upon the weighted-average number of shares of common stock outstanding in each quarter.
3 The quarterly diluted earnings (loss) per common share are based upon the weighted-average number of shares of common stock outstanding in each quarter plus the dilutive incremental shares at quarter end.
4 Market prices of HEI common stock (symbol HE) shown are as reported on the NYSE Composite Tape.

HEI Directors
-------------
Robert F. Clarke, 57 (1)*               Bill D. Mills, 48 (3)                     Oswald K. Stender, 68 (3, 4)
Chairman, President and                 Chairman of the Board and                 Real estate consultant
Chief Executive Officer                 Chief Executive Officer                   (real estate)
Hawaiian Electric Industries, Inc.      Bill Mills Development and                1993
1989                                    Investment Company, Inc.
                                        (real estate development)                 Kelvin H. Taketa, 45 (2)*
Don E. Carroll, 58 (3, 4)               1988                                      President and Chief Executive
President and Chief Executive                                                     Officer
Officer                                 A. Maurice Myers, 59 (3, 4)               Hawaii Community Foundation
Oceanic Cablevision                     Chairman and                              (statewide charitable foundation)
(cable television broadcasting)         Chief Executive Officer                   1993
1996                                    Waste Management, Inc.
                                        (environmental services)                  Jeffrey N. Watanabe, 57 (1, 4)*
Richard Henderson, 71 (1, 2)*           1991                                      Partner
President                                                                         Watanabe, Ing & Kawashima
HSC, Inc.                               Diane J. Plotts, 64 (1, 2, 3)*            (private law firm)
(real estate investment and             General Partner                           1987
development)                            Mideast and China Trading
1981                                    Company                                   Committees of the Board
                                        (real estate development)                 of Directors
                                                                               ------------------------------------------
Victor Hao Li, S.J.D., 58 (2)*          1987                                      (1) Executive:
Co-chairman                                                                           Richard Henderson, Chairman
Asia Pacific Consulting Group           James K. Scott, Ed.D., 48 (2)*            (2) Audit:
(international business consultant)     President                                     Richard Henderson, Chairman
1988                                    Punahou School                            (3) Compensation:
                                        (private education)                           Diane J. Plotts, Chairman
T. Michael May, 53*                     1995                                      (4) Nominating & Corporate
President and Chief Executive                                                         Governance:
Officer                                                                               Jeffrey N. Watanabe, Chairman
Hawaiian Electric Company, Inc.
1995

*Also member of one or more subsidiary boards

Year denotes year of election to the board of directors

Information as of February 16, 2000


HEI Officers
------------
Robert F. Clarke, 57                       Peter C. Lewis, 65                         Edwina H. Kawamoto, 36
Chairman, President and                    Vice President-Administration and          Treasurer
Chief Executive Officer                    Corporate Secretary                        1997
1987                                       1968

T. Michael May, 53                         Charles F. Wall, 60                        Curtis Y. Harada, 44
Senior Vice President                      Vice President and                         Controller
1992                                       Corporate Information Officer              1989
                                           1990
Robert F. Mougeot, 57                                                                 Molly M. Egged, 49
Financial Vice President and               Andrew I. T. Chang, 60                     Assistant Secretary
Chief Financial Officer                    Vice President - Government Relations      1980
1988                                       1985

Year denotes year of employment by the company

Information as of February 16, 2000